Exhibit 15.1

Separate Financial Statements of Trident Microsystems, Inc. for the fiscal year ended December 31, 2010

TRIDENT MICROSYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	Six Months Ended December 31,	Years Ended June 30,
	2010	2009	2009	2008
	(In thousands, except per share data)
Net revenues	$557,198	$63,011	$75,761	$257,938
Cost of revenues	439,635	47,265	52,433	137,912

Gross profit	117,563	15,746	23,328	120,026
Operating expenses:
Research and development	175,001	32,512	53,016	52,608
Selling, general and administrative	79,161	19,980	29,617	48,598
Goodwill impairment	7,851	—	1,432	—
In-process research and development	—	—	697	—
Restructuring charges	28,261	1,558	810	—

Total operating expenses	290,274	54,050	85,572	101,206

Income (loss) from operations	(172,711)	(38,304)	(62,244)	18,820
Loss on sale of short-term investments	(303)	—	(8,940)	—
Impairment loss on short-term investments	—	—	(556)	(6,480)
Gain on acquisition	43,402	—	—	—
Interest income	868	118	2,968	6,166
Other income (expense), net	951	(1,212)	4,053	445

Income (loss) before provision for income taxes	(127,793)	(39,398)	(64,719)	18,951
Provision for income taxes	1,096	1,129	5,513	8,799

Net income (loss)	$(128,889)	$(40,527)	$(70,232)	$10,152

Net income (loss) per share — Basic	$(0.79)	$(0.58)	$(1.12)	$0.17

Net income (loss) per share — Diluted	$(0.79)	$(0.58)	$(1.12)	$0.16

Shares used in computing net income (loss) per share — Basic	163,438	69,372	62,535	59,367

Shares used in computing net income (loss) per share — Diluted	163,438	69,372	62,535	62,751

The accompanying notes are an integral part of these consolidated financial statements.

TRIDENT MICROSYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2010	2009
	(In thousands, except
	par values)
ASSETS
Current assets:
Cash and cash equivalents	$93,224	$147,995
Accounts receivable, net	62,328	4,582
Accounts receivable from related parties	7,337	—
Inventories	23,025	14,536
Notes receivable from related parties	20,884	—
Prepaid expenses and other current assets	18,330	7,357

Total current assets	225,128	174,470
Property and equipment, net	31,566	26,168
Goodwill	—	7,851
Intangible assets, net	82,921	5,635
Long-term receivable from related parties	1,500	—
Other assets	29,826	14,369

Total assets	$370,941	$228,493

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,828	$18,883
Accounts payable to related parties	26,818	2,401
Accrued expenses and other current liabilities	70,401	26,739
Deferred margin	8,904	329
Income taxes payable	2,077	1,696

Total current liabilities	116,028	50,048
Long-term income taxes payable	25,476	22,262
Deferred income tax liabilities	200	94
Other long-term liabilities	4,933	—

Total liabilities	146,637	72,404

Commitments and contingencies (Note 6)
Stockholders’ equity:
Preferred stock, $0.001 par value: 500 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 250,000 shares and 95,000 shares authorized; 177,046 and 70,586 shares issued and outstanding at December 31, 2010 and 2009, respectively	177	71
Additional paid-in capital	434,825	237,827
Retained earnings (accumulated deficit)	(210,698)	(81,809)

Total stockholders’ equity	224,304	156,089

Total liabilities and stockholders’ equity	$370,941	$228,493

The accompanying notes are an integral part of these consolidated financial statements.

TRIDENT MICROSYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Six Months Ended December 31,	Years Ended June 30,
	2010	2009	2009	2008
	(In thousands)
Cash flows from operating activities:
Net income (loss)	$(128,889)	$(40,527)	$(70,232)	$10,152
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation expense	6,903	3,455	12,673	24,270
Depreciation and amortization	27,829	6,745	9,544	5,354
Excess tax benefit from stock-based compensation	—	—	(96)	(561)
In-process research and development	—	—	697	—
Amortization of acquisition-related intangible assets	55,714	2,048	3,985	5,725
Impairment of goodwill	7,851	—	1,432	—
Impairment of intangible assets	—	—	2,689	—
Impairment of technology licenses and prepaid royalties	2,516	—	—	—
Impairment loss on short-term investments	—	200	556	6,480
Gain on acquisition	(43,402)	—	—	—
Loss (gain) on sales of investments	303	(125)	8,966	(969)
Loss on disposal of property and equipment	377	96	83	52
Deferred income taxes	(2,989)	306	63	(722)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(57,746)	(496)	612	4,665
Accounts receivable from related party	3,987	4,954	(5,289)	—
Inventories	(8,489)	(7,708)	1,852	7,583
Notes receivable from related parties	19,016	—	—	—
Prepaid expenses and other current assets	(7,850)	(2,484)	5,885	6,088
Accounts payable	(11,252)	8,009	(577)	(8,902)
Accounts payable to related party	24,417	(3,112)	5,512	—
Accrued expenses and other liabilities	20,479	7,522	(7,309)	(3,574)
Deferred margin	8,575	—	—	—
Income taxes payable	3,595	(10,807)	(2,897)	2,273

Net cash provided by (used in) operating activities	(79,055)	(31,924)	(31,850)	57,914

Cash flows from investing activities:
Purchases of property and equipment	(9,237)	(1,134)	(3,189)	(6,246)
Proceeds from sale of property, plant and equipment	—	18	294	48
Acquisition of businesses, net of cash acquired	46,380	(140)	(2,531)	(1,960)
Proceeds from the capital reduction of UMC investment	—	—	—	7,829
Proceeds from sale of investments	—	223	17,234	6,079
Proceeds from sale of investments in private companies	—	—	—	1,056
Purchases of technology licenses	(13,048)	(7,223)	(6,471)	(5,070)

Net cash provided by (used in) investing activities	24,095	(8,256)	5,337	1,736

Cash flows from financing activities:
Proceeds from issuance of common stock to employees	189	238	1,058	5,523
Excess tax benefit from stock-based compensation	—	—	96	561

Net cash provided by financing activities	189	238	1,154	6,084

Net (decrease) increase in cash and cash equivalents	(54,771)	(39,942)	(25,359)	65,734
Cash and cash equivalents at beginning of year	147,995	187,937	213,296	147,562

Cash and cash equivalents at end of year	$93,224	$147,995	$187,937	$213,296

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$1,817	$12,296	$1,588	$1,219

Supplemental schedule of non-cash investing and financing activities:
Common stock, preferred shares, and warrants issued in connection with acquisitions of businesses	$188,610	$—	$12,087	$—

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated	Accumulated Other Comprehensive Income	Total Stockholders’
	Shares	Amount	Capital	Deficit)	(Loss)	Equity
				(In thousands)
Balance at June 30, 2007	57,748	58	179,390	18,798	3,602	201,848
Net income	—	—	—	10,152	—	10,152
Unrealized losses on investments, net of tax	—	—	—	—	(3,654)	(3,654)

Comprehensive income						6,498

Shares issued pursuant to stock awards, net	3,490	3	5,520	—	—	5,523
Stock-based compensation expense	—	—	24,270	—	—	24,270
Net cash settlement of stock options	—	—	(1,274)	—	—	(1,274)
Tax benefit from stock-based compensation	—	—	393	—	—	393

Balance at June 30, 2008	61,238	61	208,299	28,950	(52)	237,258
Net loss	—	—	—	(70,232)	—	(70,232)
Unrealized gain on short-term investment	—	—	—	—	52	52

Comprehensive loss						(70,180)

Shares issued pursuant to stock awards, net	1,682	2	1,056	—	—	1,058
Shares and warrant issued in connection with the acquisition of Micronas assets	7,000	7	12,080	—	—	12,087
Stock-based compensation expense	—	—	12,673	—	—	12,673
Net cash settlement for TMT’s stock options	—	—	26	—	—	26

Balance at June 30, 2009	69,920	70	234,134	(41,282)	—	192,922
Net loss	—	—	—	(40,527)	—	(40,527)

Comprehensive loss						(40,527)

Shares issued pursuant to stock awards, net	666	1	238	—	—	239
Stock-based compensation expense	—	—	3,455	—	—	3,455

Balance at December 31, 2009	70,586	71	237,827	(81,809)	—	156,089
Net loss	—	—	—	(128,889)	—	(128,889)

Comprehensive loss						(128,889)

Shares issued in connection with the acquisition of NXP assets	104,204	104	188,506	—	—	188,610
Shares issued pursuant to stock awards, net	2,256	2	16	—	—	16
Stock-based compensation expense	—	—	8,476	—	—	8,476

Balance at December 31, 2010	177,046	$177	$434,825	$(210,698)	$—	$224,304

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Business and Business Combinations

Business

Trident Microsystems, Inc. (including our subsidiaries, referred to collectively in this Report as “Trident” or the “Company”) is a provider of high-performance multimedia semiconductor solutions for the digital home entertainment market. We design, develop and market integrated circuits, or ICs, and related software for processing, displaying and transmitting high quality audio, graphics and images in home consumer electronics applications such as digital TVs (DTV), PC and analog TVs, and set-top boxes. Our product line includes system-on-a-chip, or SoC, semiconductors that provide completely integrated solutions for processing and optimizing video, audio and computer graphic signals to produce high-quality and realistic images and sound. Our products also include frame rate converter, or FRC, demodulator or DRX and audio decoder products, DOCSISR modems, interface devices and media processors. Trident’s customers include many of the world’s leading original equipment manufacturers, or OEMs, of consumer electronics, computer display and set-top box products. Our goal is to become a leading provider for the “connected home,” with innovative semiconductor solutions that make it possible for consumers to access their entertainment and content (music, pictures, internet, data) anywhere and at anytime throughout the home.

Business Combinations

On May 14, 2009, we completed our acquisition of selected assets of the frame rate converter, or FRC, demodulator, or DRX, and audio decoder product lines from Micronas Semiconductor Holding AG, or Micronas, a Swiss corporation. In connection with the acquisition, we issued 7.0 million shares of our common stock and warrants to acquire up to 3.0 million additional shares of our common stock, with a combined fair value of approximately $12.1 million, and incurred approximately $5.2 million of acquisition-related transaction costs and liabilities, for a total purchase price of approximately $17.3 million. In connection with this acquisition, we established three new subsidiaries in Europe, Trident Microsystems (Europe) GmbH, or TMEU, Trident Microsystems Nederland B.V., or TMNM, and Trident Microsystems Holding B.V., or TMH, to primarily provide sales liaison, marketing and engineering services in Europe. TMEU is located in Freiburg, Germany and TMNM and TMH are located in Nijmegen, The Netherlands.

On February 8, 2010, we completed the acquisition of the television systems and set-top box business lines from NXP B.V., a Dutch besloten vennootschap, or NXP. As a result of the acquisition, we issued 104,204,348 shares of Trident common stock to NXP, or Shares, equal to 60% of the Company’s total outstanding shares of common stock, after giving effect to the share issuance to NXP, in exchange for the contribution of selected assets and liabilities of the television systems and set-top box business lines from NXP and cash proceeds in the amount of $44 million. In accordance with U.S. generally accepted accounting principles, the closing price on February 8, 2010 was used to value our common stock. In addition, we issued to NXP four shares of a newly created Series B Preferred Stock, or the Preferred Shares. The purchase price and fair value of the consideration transferred by us was $140.8 million. In connection with this acquisition, we acquired or established additional subsidiaries in Asia, India and Europe and established a branch office in France of an existing European entity. For details of the acquisition, see Note 13, “Business Combinations,” of Notes to Consolidated Financial Statements.

Basis of Consolidation and Presentation

The accompanying Consolidated Financial Statements include the accounts and operations of the Company. All intercompany accounts and transactions have been eliminated. The U.S. dollar is the functional currency for Trident and its subsidiaries; therefore, the Company does not have a translation adjustment recorded through accumulated other comprehensive income (loss). Certain reclassifications have been made to prior period amounts to conform to the current period presentation, as follows: (i) part of the accounts receivable from related party has been reclassified as accounts receivable; (ii) technology licenses classified as prepaid expenses and other current assets have been reclassified as other assets; (iii) deferred margin previously classified as accrual expenses and other liabilities has been separately classified. Such reclassifications did not have a significant impact on the Company’s gross profit, net loss of net cash (used in) provided by operating activities.

Change in Fiscal Year End

On November 16, 2009 the Board of Directors approved a change in the fiscal year end from June 30, to December 31. The change became effective at the end of the quarter ended December 31, 2009. All references to “years”, unless otherwise noted, refer to the 12-month fiscal year, which prior to July 1, 2009, ended on June 30, and beginning with January 1, 2010, ends on December 31, of each year. In addition, the Company presents the Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the transition six month period ended December 31, 2009.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Remeasurement

The Company uses the U.S. dollar as the functional currency for all of its foreign subsidiaries. Sales and purchase transactions are generally denominated in U.S. dollars. The Company has not engaged in hedging transactions to reduce its foreign currency exposure to such fluctuations; however, it may take action in the future to reduce its foreign exchange risk. Gains and losses from foreign currency remeasurements are included in “Other income (expense), net” in the Consolidated Statements of Operations. The Company recorded foreign currency remeasurement losses of $3.1 million during the year ended December 31, 2010, $0.6 million for the six months ended December 31, 2009 and $2.4 million for the year ended June 30, 2008, respectively. The Company recorded a foreign currency remeasurement gain of $1.8 million during the year ended June 30, 2009.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments in money market funds invested in Treasuries and certificates of deposits purchased with an original maturity of ninety days or less from the date of purchase.

Fair Value of Financial Instruments

Currently, the Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, notes receivable and accounts payable. The Company believes that the recorded values of all of its other financial instruments approximate their recorded values because of their nature and respective maturity dates or durations.

Concentrations of Credit Risk and Other Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, notes receivable and trade accounts receivable. Cash and cash equivalents held with financial institutions may exceed the amount of insurance provided by the Federal Deposit Insurance Corporation on such deposits.

A majority of the Company’s trade receivables is derived from sales to large multinational OEMs who manufacture digital TVs, located throughout the world, with a majority located in Asia. Prior to May 14, 2009, the date of the acquisition of the Micronas business lines, sales to most of the Company’s customers were typically made on a prepaid or letter of credit basis while sales to a few customers were made on open accounts. The Company performs ongoing credit evaluations of its newly acquired customers’ financial condition and generally requires no collateral to secure accounts receivable. Historically, a relatively small number of customers have accounted for a significant portion of its revenues. The Company’s products have been manufactured primarily by two foundries, United Microelectronics Corporation, or UMC, based in Taiwan and Micronas, based in Germany. Effective with the February 8, 2010 closing of the Company’s acquisition of certain assets from NXP B.V., the Company also has products manufactured by Taiwan Semiconductor Manufacturing Company, or TSMC.

Foreign currency exchange rate risk

As of December 31, 2010, the Company had operations in the United States, United Kingdom, India, Taiwan, China, Hong Kong, Germany, The Netherlands, Japan, Singapore and South Korea. The functional currency of all of these operations is the U.S. dollar. Approximately $66.7 million, or 71.5% of the Company’s cash and cash equivalents, were held by entities outside the United States as of December 31, 2010, a majority of which is denominated in U.S. dollars. In addition, income tax payable in foreign jurisdictions is denominated in foreign currencies and is subject to foreign currency exchange rate risk. Although personnel and facilities-related expenses are primarily incurred in local currencies due to the location of the Company’s subsidiaries outside the United States, substantially all of the Company’s other expenses are incurred in U.S. dollars. Since the Company acquired certain product lines from Micronas in May 2009, the Company has also incurred manufacturing and related expenses in Euros, and expects to incur additional expenses in Euros in the future as a result of the NXP Transaction.

While the Company expects international revenues to continue to be denominated primarily in U.S. dollars, an increasing portion of the Company’s international revenues may be denominated in foreign currencies, such as Euros. In addition, the Company’s operating results may become subject to significant fluctuations based upon changes in foreign currency exchange rates of certain currencies relative to the U.S. dollar. The Company analyzes its exposure to foreign currency fluctuations and may engage in financial hedging techniques in the future to attempt to minimize the effect of these potential fluctuations; however, foreign currency exchange rate fluctuations may adversely affect the Company’s financial results in the future. Following the NXP Transaction, the Company now has many foreign locations, and a large percentage of the Company’s international operational expenses are denominated in foreign currencies. As a result, foreign currency exchange rate volatility, particularly in Euros and China’s currency, Renminbi, could negatively or positively affect the Company’s operating costs in the future.

Fluctuations in foreign exchange rates may have an adverse effect on the Company’s financial results due to the NXP acquired business lines, as a substantial proportion of expenses of the acquired business lines are incurred in various denominations, while most of the revenues are denominated in U.S. dollars.

Interest rate risk

The Company currently maintains its cash equivalents primarily in certificates of deposit, U.S Treasuries, and other highly liquid investments. The Company does not have any derivative financial instruments. The Company places cash investments in instruments that meet high credit quality standards, as specified in the Company’s investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument.

The Company’s cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2010, the Company has approximately $93.2 million in cash and cash equivalents, of which $62.2 million is cash and $31.0 million is money market funds invested in U.S. Treasuries. The Company currently intends to continue investing a significant portion of its existing cash equivalents in interest bearing, investment grade securities, with maturities of less than three months. The Company does not believe that investments, in the aggregate, have significant exposure to interest rate risk. However, the Company will continue to monitor the health of the financial institutions with which these investments and deposits have been made due to the global financial environment.

Inventories

Inventories are computed using the lower of cost or market, which approximates actual cost on a first-in-first-out basis. Inventory components are work-in-process and finished goods. Finished goods are reported as inventories until the point of title transfer to the customer. The Company writes down its inventory value for excess and for estimated obsolescence for the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand, and such differences may have a material effect on recorded inventory values. At December 31, 2010, the Company had an inventory reserve balance of $4.6 million. In addition, the Company recorded a $2.8 million liability for ordered product with no expected demand from customers for the year ended December 31, 2010.

Long-lived Assets

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Major improvements are capitalized, while repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Furniture and fixtures are depreciated over five years. Machinery, equipment and software are depreciated over three years. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lease terms. The Company’s Shanghai office building is depreciated over a twenty year life and the office building land is subject to a customary local property right certificate. Construction in progress is not subject to depreciation until the asset is placed in service. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are removed from the accounts. Gains or losses resulting from retirements or disposals are included in “Other income (expense), net” in the Consolidated Statements of Operations. Depreciation expense was $14.5 million for the year ended December 31, 2010, $2.4 million for the six months ended December 31, 2009, and $3.5 million and $2.5 million for the years ended June 30, 2009 and 2008, respectively.

Amortizable Intangible Assets

The Company has two types of intangible assets: acquisition-related intangible assets and purchased intangible assets from third-party vendors. Intangible assets are carried at cost, net of accumulated amortization. The Company amortizes acquisition-related identified intangibles on a straight-line basis, reflecting the pattern in which the economic benefits of the intangible asset is consumed, over their estimated economic lives of 4 to 5 years for core and developed technology, 2 to 3 years for customer relationships, 1 year for backlog, 4 to 5 years for patents and the contractual term for service agreements.

Management evaluates the recoverability of its identifiable intangible assets and long-lived assets in accordance with applicable accounting guidance, which requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. Certain events and circumstances the Company considered in determining whether the carrying value of identifiable intangible assets and other long-lived assets may not be recoverable include, but are not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; a significant decline in its stock price for a sustained period of time; and changes in its business strategy. In determining if an impairment exists, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. If an impairment is indicated based on a comparison of the assets’ carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the year ended December 31, 2010, the Company wrote off $2.5 million of technology licenses and prepaid royalties under “Cost of revenues” in the Consolidated Statement of Operations. During the year ended June 30, 2009, the Company recognized a $1.0 million impairment loss on acquisition-related intangible assets. In addition, the Company wrote off $1.7 million of third-party purchased IP under “Research and development” in the Consolidated Statement of Operations for the year ended June 30, 2009. There was no impairment loss recorded during the six month period ended December 31, 2009.

Goodwill

The Company accounts for goodwill in accordance with applicable accounting guidance. Goodwill is recorded when the purchase price of an acquisition exceeds the fair value of the net purchased tangible and intangible assets acquired and is carried at cost. Goodwill is not amortized, but is subject to an impairment test annually. The Company will continue to perform its annual goodwill impairment analysis in the quarter ended June 30 of each year or more frequently if the Company believes indicators of impairment exist. Factors that the Company considers important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;

•	significant negative industry or economic trends; and

•	significant decline in the Company’s market capitalization.

The performance of the test involves a two-step process. The first step requires a comparison of the fair value of the reporting unit to its net book value, including goodwill. The fair value of the reporting unit is determined based on the present value of estimated future cash flows of the reporting unit. A potential impairment exists if the fair value of the reporting unit is lower than its net book value. The second step of the process is only performed if a potential impairment exists, and it involves determining the difference between the fair values of the reporting unit’s net assets, other than goodwill, and the fair value of the reporting unit, and, if the difference is less than the net book value of goodwill, an impairment charge is recorded. In the event that the Company determines that the value of goodwill has become impaired, the Company will record a charge for the amount of impairment during the quarter in which the determination is made. The Company performed its annual goodwill impairment analysis in the quarter ended June 30, 2010 and recorded an impairment charge of $7.9 million, due to the excess of the carrying value over the estimated market value for the television systems operating segment. The market approach method and the Company’s stock price at June 30, 2010, were used to determine the estimated market value of the television systems operating segment.

Revenue Recognition

The Company recognizes revenues upon shipment directly to end customers provided that persuasive evidence of an arrangement exists, delivery has occurred, title has transferred, the price is fixed or determinable, there are no customer acceptance requirements, there are no remaining significant obligations and collectability of the resulting receivable is reasonably assured.

The Company records estimated reductions to revenue for customer incentive offerings, including rebates and sales returns allowance in the same period that the related revenue is recognized. The Company’s customer incentive offerings primarily involve volume rebates for its products in various target markets and the Company accrues for 100% of the potential rebates when it is likely that the relevant criteria will be met. A sales returns allowance, which is presented as a reduction to accounts receivable on the Company’s Consolidated Balance Sheet, is established based primarily on historical sales returns, analysis of credit memo data and other known factors at that time.

A significant amount of the Company’s revenue is generated through distributors that may benefit from pricing protection and/or rights of return. The Company defers recognition of product revenue and costs from sales to such distributors until the products are resold by the distributor to the end user customers and records deferred revenue less cost of deferred revenues as a net liability on the Company’s Consolidated Balance Sheet. At the time of shipment to such distributors, the Company records a trade receivable at the selling price since there is a legally enforceable obligation from the distributor to pay the Company currently for product delivered and relieve inventory for the carrying value of goods shipped since legal title has passed to the distributor. During the year ended December 31, 2010, the Company recognized $131.2 million of product revenue from products that were sold by distributors to the end user customers.

The Company presents any taxes assessed by a governmental authority that are both imposed on and concurrent with our sales on a net basis, excluded from revenues.

Stock-based Compensation

The Company accounts for share-based payments, including grants of stock options and awards to employees and directors, in accordance with applicable accounting guidance, which requires that share-based payments be recognized in its Consolidated Statements of Operations based on their fair values and the estimated number of shares the Company ultimately expects to vest. The Company recognizes stock-based compensation expense on a straight-line basis over the service period of all stock options and awards other than performance-based restricted stock awards with market conditions.

Shipping and Handling Costs

Shipping and handling costs are included as a component of cost of revenues.

Research and Development Costs

Research and development costs are expensed as incurred. These costs primarily include employees’ compensation, consulting fees, software licensing fees and tape-out expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of personnel related expenses including stock-based compensation, commissions paid to sales representatives and distributors and professional fees.

Income Taxes

The Company accounts for income taxes in accordance with applicable accounting guidance, which requires that deferred tax assets and liabilities be recognized by using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities.

The Company also has to assess the likelihood that it will be able to realize its deferred tax assets. If realization is not more likely than not, the Company is required to record a valuation allowance against deferred tax assets that the Company estimates it will not ultimately realize. The Company believes that it will not ultimately realize a substantial amount of the deferred tax assets recorded on its consolidated balance sheets. However, should there be a change in the ability to realize deferred tax assets; the valuation allowance against deferred tax assets would be released, resulting in a corresponding reduction in the Company’s tax provision.

The Company is required to make certain estimates and judgments in determining income tax expense for financial statement purposes. The Company recognizes liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Because the Company is required to determine the probability of various possible outcomes, such estimates are inherently difficult and subjective. The Company reevaluates these uncertain tax positions on a quarterly basis. This reevaluation is based on factors including, but not limited to, changes in facts or circumstances and changes in tax law. A change in recognition or measurement would result either in the recognition of a tax benefit or in an additional charge to the tax provision for the period.

Net Income (loss) per Share

The Company computes net income (loss) per share in accordance with applicable accounting guidance. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the reporting period. Diluted net income (loss) per share is computed by dividing net income by the combination of dilutive common share equivalents, comprised of shares issuable under the Company’s stock-based compensation plans and the weighted average number of shares of common stock outstanding during the reporting period. Dilutive common share equivalents include the dilutive effect of in-the-money options and warrants to purchase shares, which is calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an option, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the amount of estimated tax benefits that would be recorded in paid-in capital, if any, when the option is exercised are assumed to be used to repurchase shares in the current period.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in the equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Unrealized gains and losses on investments are comprehensive income (loss) items applicable to the Company and are reported as a separate component of equity as “Accumulated other comprehensive income (loss).”

Product Warranty

The Company’s products are generally subject to warranty, which provides for the estimated future costs of repair, replacement or customer accommodation upon revenue recognition in the accompanying statements of operations. The Company warrants its products against material defects for a period of time usually between 90 days and one year.

Advertising Expense

Advertising costs are expensed when incurred.

Recent Accounting Pronouncements

Effective July 1, 2009, the Company adopted the FASB’s updated guidance related to business combinations. The updated guidance establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The updated standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Under the updated guidance, the Company is expensing the transaction and employee termination costs associated with the NXP product lines acquisitions, while under the prior accounting standards such costs would have been capitalized. In addition, the Company acquired in-process research and development of $18.0 million in 2010, which has been capitalized in accordance with the updated guidance, whereas under prior authoritative guidance the amount would have been expensed immediately. Therefore, the Company believes the updated guidance had a material impact on its future consolidated financial statements.

Effective January 1, 2010, the Company adopted the FASB’s updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances and settlements (that is, on a gross basis rather than one net number). The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The guidance is effective for interim or annual financial reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Therefore, the Company has not yet adopted the guidance with respect to the roll forward activity in Level 3 fair value measurements. The Company has updated its disclosures to comply with the updated guidance; however, adoption of the updated guidance did not have an impact on the Company’s consolidated results of operations or financial condition.

In April 2010, new accounting guidance was issued for the milestone method of revenue recognition. Under the new guidance, an entity can recognize revenue from consideration that is contingent upon achievement of a milestone in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. This guidance is effective prospectively for milestones achieved in fiscal years, and interim period within those years, beginning on or after June 15, 2010. The adoption of this guidance did not significantly impact the Company’s Consolidated financial statements. This guidance was incorporated into the Company’s recognition of revenue.

In December 2010, the FASB updated its guidance related to when to perform step two of the goodwill impairment test for reporting units with zero or negative carrying amounts. The updated guidance requires that for any reporting unit with a zero or negative carrying amount, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The updated guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company does not expect adoption to have a material impact on its consolidated results of operations or financial condition.

In December 2010, the FASB updated its guidance related to disclosure of supplementary pro forma information for business combinations. The updated guidance requires that if comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period only. The updated guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company has not yet adopted the updated guidance and the Company does not expect adoption to have an impact on its consolidated results of operations or financial condition as the updated guidance only affects disclosures related to future business combinations.

3. BALANCE SHEET COMPONENTS

	December 31, 2010	December 31, 2009
	(Dollars in thousands)
Cash and cash equivalents:
Cash	$62,226	$86,382
Money market funds invested in U.S. Treasuries	30,998	61,613

Total cash and cash equivalents	$93,224	$147,995

Accounts receivable:
Accounts receivable, gross	$62,962	$4,902
Allowance for sales returns and doubtful accounts	(634)	(320)

Total accounts receivable	$62,328	$4,582

Inventories:
Work in process	$4,751	$12,539
Finished goods	18,274	1,997

Total inventories	$23,025	$14,536

Prepaid expenses and other current assets:
VAT receivable	9,488	3,886
Prepaid and deferred taxes	658	—
Prepaid insurance	524	—
Other	7,660	3,471

Total prepaid expenses and other current assets:	$18,330	$7,357

Property and equipment, net:
Building and leasehold improvements	$21,068	$19,522
Machinery and equipment	29,889	15,427
Software	4,816	4,096
Furniture and fixtures	3,411	2,296

	59,184	41,341
Accumulated depreciation	(27,618)	(15,173)

Total property and equipment, net	$31,566	$26,168

Accrued expenses and other current liabilities:
Compensation and benefits	$22,098	$4,482
Price rebates	6,414	5,913
Wafer and substrate fees	4,203	2,227
VAT Tax payable	4,203	1,256
Royalties	2,579	939
Contingent liabilities	2,758	4,336
Professional fees	2,133	2,912
Restructuring accrual	4,518	—
Warranty accrual	1,596	—
Software licenses	5,989	—
Other	13,910	4,674

Total accrued expenses and other current liabilities	$70,401	$26,739

Deferred margin:
Deferred revenue on shipments to distributors	$18,841	$709
Deferred cost of sales on shipments to distributors	(9,937)	(380)

Total deferred margin	$8,904	$329

4. GOODWILL AND INTANGIBLE ASSETS

Goodwill and impairment

The following table presents goodwill balances:

(In thousands)
Balance as of June 30, 2008	$1,432

Goodwill acquired	7,708
Impairment charge	(1,432)

Balance as of June 30, 2009	7,708
Goodwill acquired	—
Impairment charge/other	143

Balance as of December 31, 2009	7,851
Goodwill acquired	—
Impairment charge	(7,851)

Balance as of December 31, 2010	$—

The Company performed a goodwill impairment analysis in the quarter ended March 31, 2009 and determined TMBJ’s net book value exceeded the estimated fair value since there will be no future revenues for the products developed by TMBJ, and the Company decided to reallocate its resources to the SOC market and the acquisition of the Micronas product lines. Accordingly, the Company wrote off the entire goodwill balance at TMBJ and recognized a goodwill impairment charge of $1.4 million.

The Company performed an annual goodwill impairment analysis in the quarter ended June 30, 2010 and recorded an impairment charge of $7.9 million, due to the excess of the carrying value over the estimated market value for the television systems operating segment. The market approach method and the Company’s stock price at June 30, 2010, were used to determine the estimated market value of the television systems operating segment.

Intangible assets and impairment

The following table summarizes the components of intangible assets and related accumulated amortization, including impairment, for the periods presented:

	As of December 31, 2010			As of December 31, 2009
	Gross Carrying Amount	Accumulated Amortization and Impairment	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization and Impairment	Net Carrying Amount
	(In thousands)
Intangible assets:
Core & developed	$84,607	$(40,716)	$43,891	$27,751	$(22,366)	$5,385
Customer relationships	25,120	(11,795)	13,325	2,120	(1,944)	176
Backlog	15,166	(15,166)	—	166	(92)	74
Patents	13,000	(2,588)	10,412	—	—	—
In-process R&D	9,144	—	9,144	—	—	—
Service agreements	16,000	(9,851)	6,149	—	—	—

Total	$163,037	$(80,116)	$82,921	$30,037	$(24,402)	$5,635

As of December 31, 2010, the status of in-process research and development is consistent with the Company’s expectation at the time the in-process research and development was acquired. Future period intangible assets amortization expense will include the amortization of in-process research and development, if and when the technology reaches technical feasibility. As of December 31, 2010, approximately $8.9 million of the in-process research and development has reached technological feasibility and the unamortized portion is included in the estimated future amortization expense of intangible assets. See Note 13, “Business Combinations,” of Notes to Consolidated Financial Statements for a further description of the Company’s in-process research and development.

The following table presents details of the amortization of intangible assets included in net revenues, cost of revenues, research and development and selling, general and administrative expense categories for the periods presented:

	Year Ended December 31,	Six Months Ended December 31,	Years Ended June 30,
	2010	2009	2009	2008
	(In thousands)
Cost of revenues	$48,206	$1,949	$3,567	$—
Operating expenses:
Research and development	2,818	—	—	—
Selling, general and administrative	4,690	102	398	—

	$55,714	$2,051	$3,965	$—

As of December 31, 2010, the estimated future amortization expense of intangible assets in the table above is as follows, excluding in-process research and development intangible asset that has not reached technological feasibility:

Year Ending	Estimated Amortization
(In thousands)
2011	$38,310
2012	26,706
2013	7,015
2014	1,746
2015 and thereafter	—

Total	$73,777

5. WARRANTY PROVISION

The Company replaces defective products that are expected to be returned by its customers under its warranty program and includes such estimated product returns in its “Allowance for sales returns” analysis. The following table reflects the changes in the Company’s accrued product warranty for expected customer claims related to known product warranty issues for the year ended December 31, 2010, six months ended December 31, 2009 and years ended June 30, 2009 and 2008:

	Year Ended December 31,	Six Months Ended December 31,	Years Ended June 30,
	2010	2009	2009	2008
	(Dollars in thousands)
Accrued product warranty, beginning of period	$—	$—	$256	$800
Charged to (reversal of) cost of revenues	1,666	—	(256)	(372)
Actual product warranty expenses	(70)	—	—	(172)

Accrued product warranty, end of period	$1,596	$—	$—	$256

6. COMMITMENTS AND CONTINGENCIES

Commitments

NXP Acquisition Related Commitments

On February 8, 2010, as a result of the acquisition of selected assets and liabilities of the television systems and set-top box business lines from NXP, the Company entered into a Transition Services Agreement, pursuant to which NXP provides to the Company, for a limited period of time, specified transition services and support. Depending on the service provided, the term for the majority of services range from three to eighteen months, and limited services could continue into the fourth quarter of 2011. The total remaining payment obligation under the Transition Services Agreement is approximately $0.6 million as of December 31, 2010.

The terms of the agreements allow the Company to cancel either or both the Transition Services Agreement and the Manufacturing Services Agreement with minimum notice periods. Also see Note 15, “Related Party Transactions,” of Notes to Consolidated Financial Statements.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2010:

	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015	Thereafter	Total
Contractual Obligations
Operating Leases(1)	$5.1	$4.6	$3.5	$2.6	$1.5	$1.3	$18.6
Purchase Obligations(2)	21.2	1.0	—	—	—	—	22.2

Total	$26.3	$5.6	$3.5	$2.6	$1.5	$1.3	$40.8

(1)	At December 31, 2010, the Company leased office space and has lease commitments, which expire at various dates through August 2019, in North America as well as various locations in Japan, Hong Kong, China, Taiwan, South Korea, Singapore, Germany, The Netherlands, the United Kingdom, Israel and India. Operating lease obligations include future minimum lease payments under non-cancelable operating leases and includes lease commitments resulting from the acquisition of selected assets and liabilities of NXP on February 8, 2010 and its corporate headquarters lease that commenced on April 1, 2010 having a $3.6 million total future lease obligation.
(2)	Purchase obligations primarily represent unconditional purchase order commitments with contract manufacturers and suppliers for wafers and software licensing including engineering software license and maintenance. As of December 31, 2010, the Company had purchase commitments in the amount of $13.0 million that were not included in the consolidated balance sheet at that date. Of this amount, $1.2 million represents purchase commitments by the Company to UMC for intellectual properties, software licensing purchases and other commitments. In addition, the Company entered into an engineering software license and maintenance agreement with NXP on March 5, 2010 having a future net cash obligation of $9.2 million. NXP is obligated under the engineering software license and maintenance agreement to reimburse the Company for $9.2 million.

Rental expense for the year ended December 31, 2010, six months ended December 31, 2009 and the years ended June 30, 2009 and 2008, was $5.9 million, $1.4 million, $1.5 million, and $1.5 million, respectively.

Contingencies

Intellectual Property Proceedings

In March 2010, Intravisual Inc. filed complaints against Trident and multiple other defendants, including NXP, in the United States District Court for the Eastern District of Texas, No. 2:10-CV-90 TJW alleging that certain Trident video decoding products infringe a patent relating generally to compressing and decompressing digital video. The complaint seeks a permanent injunction against Trident as well as the recovery of unspecified monetary damages and attorneys’ fees. On May 28, 2010, Trident filed its answer, affirmative defenses and counterclaims. No date for trial has been set. We intend to contest this action vigorously. Because this action is in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably estimate the ultimate outcome of this litigation at this time.

Shareholder Derivative Litigation

Trident has been named as a nominal defendant in several purported shareholder derivative lawsuits concerning the granting of stock options. The federal court cases have been consolidated as In re Trident Microsystems Inc. Derivative Litigation, Master File No. C-06-3440-JF. Plaintiffs in all cases alleged that certain of our current or former officers and directors caused us to grant options at less than fair market value, contrary to our public statements (including its financial statements); and that as a result those officers and directors are liable to the Company. No particular amount of damages has been alleged, and by the nature of the lawsuit no damages will be alleged against the Company. Our Board of Directors appointed a Special Litigation Committee (“SLC”) composed solely of independent directors to review and manage any claims that we may have relating to the stock option grant practices investigated by the Special Committee. The scope of the SLC’s authority includes the claims asserted in the derivative actions.

On March 26, 2010, the federal court approved settlements with all defendants other than Frank Lin, our former CEO. The details of that partial settlement, which disposed of the federal litigation as to all individual defendants other than Mr. Lin and as to the consolidated state court action in its entirety, were previously disclosed in our Form 8-K filed on February 10, 2010.

On June 8, 2010, Mr. Lin filed a counterclaim against Trident. In that counterclaim, Mr. Lin sought recovery of payments he claimed he was promised during the negotiations surrounding his eventual termination and also losses he claimed he has suffered because he was not permitted to exercise his Trident stock options between January 2007 and March 2008. On February 11, 2011, we entered into a settlement agreement with Mr. Lin regarding his counterclaims, contingent on the settlement of the derivative litigation pursuant to certain terms.

On February 15, 2011, we entered into a Stipulation of Settlement to resolve the federal litigation in its entirety, or Proposed Settlement, and on February 17, 2011, the federal court preliminarily approved the Proposed Settlement. A hearing for consideration of final approval of the Proposed Settlement has been scheduled for April 15, 2011 at 9:00 a.m. in Courtroom 3 of the United States District Court in San Jose, California. Final approval, without appeal, of the Proposed Settlement would satisfy the contingency in the settlement of Mr. Lin’s counterclaims against us. We cannot predict whether the federal court will order the final approval of the Proposed Settlement and, if it does, whether such decision will be appealed. As a result, we cannot predict whether Mr. Lin’s counterclaims against us in the federal litigation are likely to result in any material recovery by or expense to Trident. We expect to continue to incur legal fees in responding to this lawsuit and related to the Proposed Settlement, including expenses for the reimbursement of certain legal fees of at least Mr. Lin under our advancement obligations. The expense of defending such litigation may be significant. The amount of time to resolve this and any additional lawsuits is unpredictable and these actions may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows.

Regulatory Actions

As previously disclosed, we were subject to a formal investigation by the Securities and Exchange Commission, or SEC, in connection with its investigation into our historical stock option granting practices and related issues. On July 16, 2010, we entered into a settlement with the SEC regarding this investigation. We agreed to settle with the SEC without admitting or denying the allegations in the SEC’s complaint. We consented to entry of a permanent injunction against future violations of anti-fraud provisions, reporting provisions and the books and records requirements of the Securities Exchange Act of 1934 and the Securities Act of 1933. On July 19, 2010, the U.S. District Court for the District of Columbia entered a final judgment incorporating the judgment consented to by us. The final judgment did not require us to pay a civil penalty or other money damages. Pursuant to the same judgment, we received a payment of $817,509 from Mr. Lin, representing $650,772 in disgorged profits gained as a result of conduct alleged by the SEC in its civil complaint against him, together with prejudgment interest thereon of $166,737. Although the Department of Justice, or DOJ, commenced an informal investigation relating to the same issues, the DOJ has not requested information from us since February 20, 2009 and we believe that the DOJ has concluded its investigation without taking any action against us. We believe that the settlement with the SEC concluded the government’s investigations into our historical stock option practices.

Special Litigation Committee

Effective at the close of trading on September 25, 2006, we temporarily suspended the ability of optionees to exercise vested options to purchase shares of our common stock, until we became current in the filing of our periodic reports with the SEC and filed a Registration Statement on Form S-8 for the shares issuable under the 2006 Plan, or 2006 Plan S-8. This suspension continued in effect through August 22, 2007, the date of the filing of the 2006 Plan S-8, which followed our filing, on August 21, 2007, of our Quarterly Reports on Form 10-Q for the periods ended September 30, 2006, December 31, 2006 and March 31, 2007. As a result, we extended the exercise period of approximately 550,000 fully vested options held by 10 employees, who were terminated during the suspension period, giving them either 30 days or 90 days after we became current in the filings of our periodic reports with the SEC and filed the 2006 Plan S-8 in order to exercise their vested options. During the three months ended September 30, 2007, eight of these ten former employees stated above exercised all of their vested options. However, on September 21, 2007, the SLC decided that it was in the best interests of our stockholders not to allow the remaining two former employees, as well as our former CEO and two former non-employee directors, to exercise their vested options during the pendency of the SLC’s proceedings, and extended, until March 31, 2008, the period during which these five former employees could exercise approximately 428,000 of their fully vested options. Moreover, the SLC allowed one former employee to exercise all of his fully vested stock options and another former employee agreed to cancel all of such individual’s fully vested stock options during the three months ended March 31, 2008.

On January 31, 2008, the SLC extended, until August 31, 2008, the period during which the two former non-employee directors could exercise their unexpired vested options. On March 31, 2008, the SLC entered into an agreement with our former CEO allowing him to exercise all of his fully vested stock options. Under this agreement, he agreed that any shares obtained through these exercises or net proceeds obtained through the sale of such shares would be placed in an identified securities brokerage account and not withdrawn, transferred or otherwise removed without either (i) a court order granting him permission to do so or (ii) the written permission of us.

On May 29, 2008, the SLC permitted one of our former non-employee directors to exercise his fully vested stock and entered into an agreement with the other former non-employee director on terms similar to the agreement entered into with our former CEO, allowing him to exercise all of his fully vested stock options. Because Trident’s stock price as of June 30, 2008 was lower than the prices at which our former CEO and each of the two former non-employee directors had desired to exercise their options, as indicated in previous written notices to the SLC, we recorded a contingent liability in accordance with accounting guidance, totaling $4.3 million, which was included in “Accrued expenses and other current liabilities” in the Consolidated Balance Sheet as of June 30, 2008 and the related expenses were included in “Selling, general and administrative expenses” in the Consolidated Statement of Operations for the year then ended. Following the March 2010 partial settlement of the derivative litigation, which included a release of claims by our two former non-employee directors, we reduced the contingent liability by $1.6 million. However, because the derivative litigation is still pending with respect to Mr. Lin, who may seek compensation from us relating to the exercise of his fully vested stock options in the event that the Proposed Settlement entered into during February 2011 is either not finally approved by the federal court or successfully appealed thereafter; a $2.8 million contingent liability remained in “Accrued expenses and other current liabilities” in the Consolidated Balance Sheet as of December 31, 2010.

Indemnification Obligations

We indemnify, as permitted under Delaware law and in accordance with our Bylaws, our officers, directors and members of our senior management for certain events or occurrences, subject to certain limits, while they were serving at our request in such capacity. In this regard, we have received, or expect to receive, requests for indemnification by certain current and former officers, directors and employees in connection with our investigation of our historical stock option granting practices and related issues, and the related governmental inquiries and shareholder derivative litigation. The maximum amount of potential future indemnification is unknown and potentially unlimited; therefore, it cannot be estimated. We have directors’ and officers’ liability insurance policies that may enable us to recover a portion of such future indemnification claims paid, subject to coverage limitations of the policies, and plan to make claim for reimbursement from our insurers of any potentially covered future indemnification payments.

Commercial Litigation

In June 2010, Exatel Visual Systems, Ltd (“Exatel”) filed a complaint against Trident and NXP Semiconductors USA, Inc. (“NXP”), in Superior Court for the State of California, No. 1-10-CV-174333, alleging the following five counts: (1) breach of contract, (2) breach of implied covenant of good faith and fair dealing, (3) fraud by misrepresentation and concealment, (4) negligent misrepresentation, and (5) breach of fiduciary duty. The complaint arises from a series of alleged transactions between Exatel and NXP’s predecessor, Conexant Systems, Inc. pertaining to a joint product development project they undertook commencing in 2007. Trident and NXP have each tendered an indemnity claim to the other for damages and fees arising out of the lawsuit pursuant to a contractual indemnity agreement between them. Both have refused. We have filed a demurrer seeking to dismiss the lawsuit primarily on the grounds that we are not a party to any contract with Exatel. Prior to the hearing on demurrer, Exatel dismissed NXP without prejudice from the lawsuit and agreed to arbitration after NXP filed a motion to compel arbitration for the claims against it pursuant to contractual arbitration provisions within the relevant contracts. On December 7, 2010, the court sustained our demurrer as to all causes of action, with leave to amend. Exatel has filed an amended complaint. We will demur again, with the hearing set for June 23, 2011. Because this action is in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably estimate the ultimate outcome of this litigation at this time.

General

From time to time, the Company is involved in other legal proceedings arising in the ordinary course of our business. While the Company cannot be certain about the ultimate outcome of any litigation, management does not believe any pending legal proceeding will result in a judgment or settlement that will have a material adverse effect on its business, financial position, results of operation or cash flows.

7. STOCKHOLDERS’ EQUITY

Common Stock Warrants

In connection with the Micronas acquisition, the Company issued warrants to acquire up to 3.0 million additional shares of its common stock. The warrants were valued using the Black-Scholes option pricing model with the following inputs: volatility factor 68%, contractual terms of 5 years, risk-free interest rate of 1.98%, and a market value for Trident stock of $1.43 per share at the acquisition date, May 14, 2009. Warrants to purchase one million shares will vest on each of the second, third and fourth anniversaries of the closing of the transaction, with exercise prices of $4.00 per share, $4.25 per share and $4.50 per share, respectively. The warrants provide for customary anti-dilution adjustments, including for stock splits, dividends, distributions, rights issuances and certain tender offers or exchange offers. If not yet exercised, the warrants will expire on May 14, 2014.

Preferred Stock

In connection with the NXP acquisition, the Company issued to NXP four shares of a newly created Series B Preferred Stock, having the rights, privileges and preferences set forth in the Certificate of Designation of the Series B Preferred Stock filed on February 5, 2010 (“Series B Certificate”). The number of shares of Series B Preferred Stock is fixed at four. Each share has a liquidation preference of $1.00, which must be paid prior to any distribution to holders of common stock upon any liquidation of the Company, and no subsequent right to participate in further distributions on liquidation. The shares of Series B Preferred Stock have no dividend rights. The voting rights of the shares of Series B Preferred Stock primarily relate to the nomination and election of up to four members of the Company’s Board of Directors (“Series B Directors”), as distinguished from the other members of the Company’s Board of Directors. For so long as the holders of the Series B Preferred Stock beneficially own 11% or more of the Company’s common stock and are entitled to elect a director, the size of the Company’s Board will be fixed at nine directors. The holders of the Series B Preferred Stock are solely entitled to elect a number of Series B Directors based on a formula relating to their aggregate beneficial ownership of the Company’s common stock as follows: (a) at 40% or greater, four Series B Directors, (b) less than 40% but at least 30%, three series B Directors, (c) less than 30% but at least 20%, two Series B Directors and (d) less than 20% but at least 11%, one Series B Director. The Series B Certificate sets forth the rights of the holders of the Series B Preferred Stock to remove and replace the Series B Directors, as well as their rights to vote as a class to amend, alter or repeal any of its provisions that would adversely affect the powers, designations, preferences and other special rights of the Series B Preferred Stock.

Preferred Shares Rights

On July 24, 1998, the Company’s Board of Directors adopted a Preferred Shares Rights Agreement (the “Original Rights Agreement”). Pursuant to the Agreement, the Company’s Board of Directors authorized and declared a dividend of one preferred share purchase right (“Right”) for each outstanding share of the Company’s common stock, par value $0.001 (“Common Shares”) of the Company as of August 14, 1998. The Rights are designed to protect and maximize the value of the outstanding equity interests in Trident in the event of an unsolicited attempt by an acquirer to take over Trident, in a manner or terms not approved by the Board of Directors.

On July 23, 2008, the Board approved an amendment to the Original Rights Agreement pursuant to an Amended and Restated Rights Agreement dated as of July 23, 2008 (the “Amended and Restated Rights Agreement”). The Amended and Restated Rights Agreement (i) extended the Final Expiration Date, as defined in the Original Rights Agreement, through July 23, 2018; (ii) adjusted the number of shares of Series A Preferred Stock (“Preferred Shares”) issuable upon exercise of each Right from one one-hundredth to one one-thousandth; (iii) changed the purchase price (the “Purchase Price”) of each Right to $38.00; and (iv) added a provision requiring periodic evaluation (at least every three years after July 23, 2008) of the Amended and Restated Rights Agreement by a committee of independent directors to determine if maintenance of the Amended and Restated Rights Agreement continues to be in the best interests of the Company and its stockholders. The Company subsequently amended the Amended and Restated Rights Agreement to provide that the issuance of shares of Trident common stock to Micronas and to NXP, respectively, does not trigger the Rights under the Amended and Restated Rights Agreement.

8. EMPLOYEE STOCK PLANS

Voluntary stock option exchange program

On February 10, 2010, the Company commenced a voluntary stock option exchange program, or Exchange Program, previously approved by stockholders at the Company’s annual stockholder meeting on January 25, 2010. The Exchange Program offer period commenced on February 10, 2010 and concluded on March 10, 2010.

Under the Exchange Program, eligible employees were able to exchange certain outstanding options to purchase shares of the Company’s common stock having a per share exercise price equal to or greater than $4.69 for a lesser number of shares of restricted stock or restricted stock units. Eligible employees participating in the offer who were subject to U.S. income taxation received shares of restricted stock, while all other eligible employees participating in the offer received restricted stock units. Members of the Company’s Board of Directors and the Company’s executive officers and “named executive officers,” as identified in the Company’s definitive proxy statement filed on December 18, 2009, were not eligible to participate in the Exchange Program.

Pursuant to the terms and conditions of the Exchange Program, the Company accepted for exchange eligible options to purchase 1,637,750 shares of the Company’s common stock, representing 88.83% of the total number of options originally eligible for exchange. These surrendered options were cancelled on March 11, 2010 and in exchange therefore the Company granted a total of 120,001 new shares of restricted stock and a total of 198,577 new restricted stock units under the Trident Microsystems, Inc. 2010 Equity Incentive Plan, in accordance with the applicable Exchange Program conversion ratios. Under applicable accounting guidance, the exchange was accounted for as a modification and the incremental stock-based compensation expense recognized by the Company as a result of the Exchange Program was immaterial.

Equity Incentive Plans

The Company grants nonstatutory and incentive stock options, restricted stock awards, and restricted stock units to attract and retain officers, directors, employees and consultants. As of December 31, 2010, the Company made awards under two equity incentive plans: the 2006 Equity Incentive Plan (the “2006 Plan”), the 2002 Stock Option Plan (the “2002 Plan”). The Company has also adopted the 2001 Employee Stock Purchase Plan; however purchases under this plan have been suspended. Options to purchase Trident’s common stock remain outstanding under three incentive plans which have expired or been terminated: the 1992 Stock Option Plan, the 1994 Outside Directors Stock Option Plan and the 1996 Nonstatutory Stock Option Plan. In addition, options to purchase Trident’s common stock are outstanding as a result of the assumption by the Company of options granted to TTI’s officers, employees and consultants under the TTI 2003 Employee Option Plan (“TTI Plan”). The options granted under the TTI Option Plan were assumed in connection with the acquisition of the minority interest in TTI on March 31, 2005 and converted into options to purchase Trident’s common stock. Except for the 1996 Plan, all of the Company’s equity incentive plans, as well as the assumption and conversion of options granted under the TTI Plan, have been approved by the Company’s stockholders.

In May 2006, Trident’s stockholders approved the 2006 Plan, which provides for the grant of equity incentive awards, including stock options, stock appreciation rights, restricted stock purchase rights, restricted stock bonuses, restricted stock units, performance shares, performance units, deferred compensation awards, cash-based and other stock-based awards and nonemployee director awards of up to 4,350,000 shares. On March 31, 2008, Trident’s Board of Directors approved an amendment to the 2006 Plan to increase the number of shares available for issuance from 4,350,000 shares to 8,350,000 shares, which was subsequently approved in a special stockholders’ meeting on May 16, 2008. For purposes of the total number of shares available for grant under the 2006 Plan, any shares that are subject to awards of stock options, stock appreciation rights, deferred compensation award or other award that requires the option holder to purchase shares for monetary consideration equal to their fair market value determined at the time of grant shall be counted against the available-for-grant limit as one share for every one share issued, and any shares issued in connection with awards other than stock options, stock appreciation rights, deferred compensation award or other award that requires the option holder to purchase shares for monetary consideration equal to their fair market value determined at the time of grant shall be counted against the available-for-grant limit as 1.38 shares for every one share issued. Stock options granted under the 2006 Plan must have an exercise price equal to the closing market price of the underlying stock on the grant date and generally expire no later than ten years from the grant date. Options generally become exercisable beginning one year after the date of grant and vest as to a percentage of shares annually over a period of three to four years following the date of grant. In February, 2010, the stockholders of the Company approved the adoption of the 2010 Equity Incentive Plan, which supersedes the 2006 Plan and the 2002 Plan. The 2006 Plan and 2002 Plan were terminated on January 26, 2010.

Stock options granted under the TTI Plan expire no later than ten years from the grant date. Options granted under the TTI Plan were generally exercisable one or two years after date of grant and vest over a requisite service period of generally two or four years following the date of grant. No further awards may be made under the TTI Plan.

In December 2002, Trident adopted the stockholder-approved 2002 Plan under which shares of common stock could be issued to officers, directors, employees and consultants. Stock options granted under the 2002 Plan must have an exercise price equal to at least 85% of the closing market price of the underlying stock on the grant date and expire no later than ten years from the grant date. Options granted under the 2002 Plan were generally exercisable in cumulative installments of one-third or one-fourth each year, commencing one year following the date of grant.

The Company accounts for share-based payments, including grants of stock options and awards to employees and directors, in accordance with applicable accounting guidance, which requires that share-based payments be recognized in its consolidated statements of operations based on their fair values and the estimated number of shares the Company ultimately expects will vest. Stock-based compensation expense recognized in the Consolidated Statements of Operations for the year ended December 31, 2010, six month period ended December 31, 2009 and the years ended June 30, 2009 and 2008 include compensation expense for stock-based payment awards granted prior to, but not yet vested as of, June 30, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of previous accounting guidance, and compensation expense for the stock-based payment awards granted subsequent to June 30, 2005 based on the grant date fair value estimated in accordance with the provisions accounting guidance applicable since then. In accordance with applicable accounting guidance, the Company recognizes stock-based compensation expense on a straight-line basis over the service period of all stock options and awards other than the performance-based restricted stock award with market conditions that was granted to its former Chief Executive Officer under the 2006 Plan. For purposes of expensing this single performance-based grant, the Company elected to use the accelerated method.

Valuation Assumptions

The Company values its stock-based payment awards granted using the Black-Scholes model, except for the performance-based restricted stock award with a market condition granted under the 2006 Plan during the year ended June 30, 2008, for which the Company elected to use a Monte Carlo simulation to value the award.

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of certain assumptions. The Company’s stock options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates.

For the year ended December 31, 2010, six months ended December 31, 2009 and the years ended June 30, 2009 and 2008, respectively, the fair value of options granted were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions:

	Year Ended December 31, 2010	Six Months Ended December 31, 2009	Years Ended June 30,
			2009	2008
Expected terms (in years)	4.78	4.74	3.94	4.20
Volatility	69.02%	68.58%	62.68%	52.25%
Risk-free interest rate	2.25%	2.41%	2.83%	3.97%
Expected dividend rate	—	—	—	—
Weighted average fair value	1.79	$1.13	$1.27	$5.04

The expected term of stock options represents the weighted average period the stock options are expected to remain outstanding. The expected term is based on the observed and expected time to exercise and post-vesting cancellations of options by employees. The Company uses historical volatility in deriving its expected volatility assumption as allowed under applicable accounting guidance because it believes that future volatility over the expected term of the stock options is not likely to differ from the past. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of options to purchase Trident common stock. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.

As stock-based compensation expense recognized in the Consolidated Statements of Operations for the year ended December 31, 2010, six months ended December 31, 2009 and the years ended June 30, 2009 and 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Accounting guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. The Company adjusts stock-based compensation expense based on its actual forfeitures on an annual basis, if necessary.

Stock-Based Compensation Expense

The following table summarizes the impact of recording stock-based compensation expense under applicable accounting guidance for the year ended December 31, 2010, six months ended December 31, 2009 and the years ended June 30, 2009 and 2008. The Company has not capitalized any stock-based compensation expense in inventory for the year ended December 31, 2010, six months ended December 31, 2009 or the years ended June 30, 2009 and 2008 as such amounts were immaterial.

	Year Ended, December 31, 2010	Six Months Ended December 31, 2009	Year Ended June 30,
			2009	2008
	(Dollars in thousands)
Cost of revenues	$372	$124	$587	$763
Research and development	3,550	1,665	7,539	12,418
Selling, general and administrative	2,981	1,666	4,547	15,424

Total stock-based compensation expense	$6,903	$3,455	$12,673	$28,605

$4.3 million of the $15.4 million in selling, general and administrative expenses for the year ended June 30, 2008 was related to the contingent liability and we reduced selling, general and administrative expense and the contingent liability by $1.5 million during the year ended December 31, 2010, due to a partial settlement with two former non-employee directors as discussed below in “Modification of Certain Options.”

The following table summarizes the Company’s stock option activities for the year ended December 31, 2010, six months ended December 31, 2009 and for the years ended June 30, 2009 and 2008:

	Shares	Options Outstanding
	Available for Grant	Number of Shares	Weighted Average Exercise Price
	(Shares in thousands, except per share amounts)
Balance at June 30, 2007	3,584	9,802	$6.82
Options increase under 2006 Plan	4,000
Plan shares expired	(594)	—	—
Restricted stock granted(1)	(1,273)	—	—
Restricted stock cancellation(1)	192	—	—
Options granted	(1,870)	1,870	10.60
Options exercised	—	(2,778)	2.01
Options cancelled, forfeited or expired	1,369	(1,369)	10.58

Balance at June 30, 2008	5,408	7,525	$8.94
Plan shares expired	(594)	—	—
Restricted stock granted(1)	(1,512)	—	—
Restricted stock cancellation(1)	424	—	—
Options granted	(1,859)	1,859	2.57
Options exercised	—	(1,062)	1.23
Options cancelled, forfeited or expired	1,454	(1,454)	9.90

Balance at June 30, 2009	3,321	6,868	$8.21
Plan shares expired	(314)	—	—
Restricted stock granted(1)	(1,486)	—	—
Restricted stock cancellation(1)	304	—	—
Options granted	(891)	891	1.98
Options exercised	—	(321)	1.18
Options cancelled, forfeited or expired	749	(749)	10.78

Balance at December 31, 2009	1,683	6,690	$7.48

Plan shares expired	(4,335)	—	—
Options increase under 2010 Plan	42,300
Restricted stock granted(1)	(5,150)	—	—
Restricted stock cancellation(1)	790	—	—
Options granted	(794)	794	1.79
Options exercised	—	(159)	1.19
Options cancelled, forfeited or expired	2,298	(2,298)	13.01

Balance at December 31, 2010	36,792	5,027	$4.28

(1)	Restricted stock is deducted from shares available for grant under the 2006 Plan at a 1 to 1.38 ratio and under the 2010 plan at a 1 to 1.20 ratio.

As of December 31, 2010 the total number of stock options exercisable was approximately 2,760,000 with a weighted average exercise price of $5.49. As of December 31, 2009 the total number of stock options exercisable was approximately 3,531,000 with a weighted average exercise price of $8.72. At June 30, 2009 and 2008, the total number of stock options exercisable was approximately 3,412,000 and 3,817,000, respectively. At June 30, 2009 and 2008, the aggregate outstanding exercisable stock options had a weighted average exercise price of $8.22 and $5.65, respectively.

During the year ended December 31, 2010, six months ended December 31, 2009, and the years ended June 30, 2009 and 2008, the total pre-tax intrinsic value of stock options exercised was $0.9 million, $0.3 million and $2.2 million, respectively.

The following table summarizes information about the Company’s stock options outstanding and exercisable as of December 31, 2010 (in thousands except per share data):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Term (in Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.78 — $1.70	1,282	4.1	$1.30	1,082	$1.27
$1.73 — $2.02	1,412	9.0	$1.91	231	$2.01
$2.06 — $4.34	1,301	7.4	$2.93	580	$3.03
$4.69 — $24.40	1,032	5.9	$12.92	867	$13.32

Total	5,027	6.7	$4.28	2,760	$5.49

The aggregate intrinsic value of options outstanding as of December 31, 2010 was $0.6 million. The aggregate intrinsic value represents the total pre-tax intrinsic value, which is computed based on the difference between the exercise price and the $1.78 per share closing price of Trident’s common stock on December 31, 2010, which would have been received by the option holders had all option holders exercised and sold their options on that date.

The aggregate intrinsic value and weighted average remaining contractual term of options vested and expected to vest at December 31, 2010 was $0.6 million and 6.6 years, respectively. The aggregate intrinsic value and weighted average remaining contractual term of options exercisable at December 31, 2010 was $0.6 million and 5.3 years, respectively. The aggregate intrinsic value is calculated based on the closing price of Trident’s common stock for all in-the-money options on December 31, 2010.

As of December 31, 2010, there was $2.1 million of total unrecognized compensation cost related to stock options granted under all Employee Benefit Plans. This unrecognized compensation cost is expected to be recognized over a weighted average period of 2.0 years.

Restricted Stock Awards and Restricted Stock Units

The following table summarizes the activity for Trident’s restricted stock awards, or RSAs, and restricted stock units, or RSUs, for the year ended December 31, 2010, six months ended December 31, 2009 and the years ended June 30, 2009 and 2008, respectively:

	Shares	Weighted Average Grant-Date Fair Value per Share
	(Shares in thousands, except per share amounts)
Nonvested balance at June 30, 2007	275	$19.98
Granted	923	12.20
Vested	(50)	19.64
Forfeited	(140)	13.92

Nonvested balance at June 30, 2008	1,008	$13.71
Granted	1,096	3.33
Vested	(247)	3.85
Forfeited	(307)	10.86

Nonvested balance at June 30, 2009	1,551	$7.02
Granted	1,076	1.92
Vested	(379)	7.55
Forfeited	(220)	5.94

Nonvested balance at December 31, 2009	2,028	$4.44
Granted	4,292	1.75
Vested	(1,255)	1.55
Forfeited	(613)	2.46

Nonvested balance at December 31, 2010	4,452	$2.93

Both RSAs and RSUs typically vest over a three or four year period. The fair value of the RSAs and RSUs was based on the closing market price of the Company’s common stock on the date of award. The table above includes an RSA of 110,000 performance-based shares issued to the Company’s former Chief Executive Officer on October 23, 2007 as part of her initial new hire award. As part of the Resignation Agreement and Release of Claims between the Company and the former Chief Executive Officer, the 110,000 performance-based shares were accelerated and an insignificant amount of expense was recognized in January 2011.

The table above also includes performance-based RSU awards of 67,000 shares under the 2006 Plan, granted on October 4, 2009, to the Company’s former Chief Executive Officer. The RSU award granted to the former Chief Executive Officer were cancelled during January 2011 and no expense was recognized in January 2011.

The table above also includes performance-based RSU awards of 35,000 shares under the 2006 Plan, granted on October 4, 2009, to the Senior Vice President of Engineering. The RSU award granted to the Vice President of Engineering was cancelled during January 2010 and an insignificant amount of expense was recognized for the year ended December 31, 2010.

The table above also includes awards of 650,000 performance-based shares with market conditions and service conditions that were granted to certain Company executives during the year ended December 31, 2010. These awards vest subject to achievement of a minimum price for the Company’s stock for fiscal years 2011 through 2013.

The fair value of the performance share awards with market and service conditions was estimated at the grant date using a Monte Carlo simulation with the following weighted-average assumptions: volatility of Trident’s common stock of 72%; and a risk-free interest rate of 1.83%. The weighted-average grant-date fair value of the performance share awards was $1.11. During the year ended December 31, 2010, stock-based compensation expense $0.3 million was recorded, respectively for these performance share awards based on service conditions having been met. As of December 31, 2010, none of these performance share awards had vested.

The Company recognized expense for RSAs and RSUs, including performance share awards granted under the 2010 Plan, for the year ended December 31, 2010, of $5.7 million. A total of $7.1 million of unrecognized compensation cost is expected to be recognized over a weighted average period of 2.0 years.

Modification of Certain Options

Extended Exercise

Effective at the close of trading on September 25, 2006, the Company temporarily suspended the ability of optionees to exercise vested options to purchase shares of the Company’s common stock until the Company became current in the filing of its periodic reports with the SEC and filed a Registration Statement on Form S-8 for the shares issuable under the 2006 Plan (“2006 Plan S-8”). This suspension continued in effect through August 22, 2007, the date of the filing of the registration statement on Form S-8 covering issuances under the 2006 Plan, which followed the Company’s filing, on August 21, 2007, of its Quarterly Reports on Form 10-Q for the periods ended September 30, 2006, December 31, 2006, and March 31, 2007. As a result, the Company extended the exercise period of approximately 550,000 fully vested options held by 10 employees, who were terminated during the suspension period, giving them either 30 days or 90 days after the Company became current in the filings of its periodic reports with the SEC and filed the 2006 Plan S-8 in order to exercise their vested options. During the three months ended September 30, 2007, eight of these ten former employees stated above exercised all of their vested options. However, on September 21, 2007, the Special Litigation Committee of the Board of Directors (“SLC”) decided that it was in the best interests of the Company’s stockholders not to allow the remaining two former employees, as well as the Company’s former CEO and two former non-employee directors, to exercise their vested options during the pendency of the SLC’s proceedings, and extended, until March 31, 2008, the period during which these five former employees could exercise approximately 428,000 of their fully vested options. Moreover, the SLC allowed one former employee to exercise all of his fully vested stock options and another former employee agreed to cancel all of such individual’s fully vested stock options during the second quarter of year ended June 30, 2008. On January 31, 2008, the SLC extended, until August 31, 2008, the period during which the two former non-employee directors could exercise their unexpired vested options. For the year ended June 30, 2008, the Company recorded aggregate incremental stock-based compensation expense totaling approximately $5.4 million related to the modifications of option exercise rights of the five former employees as described above, and the related expenses were included in “Selling, General and Administrative Expenses” in the Consolidated Statement of Operations as of that date.

Contingent Liabilities

As stated in the “Extended Exercise” section above, on September 21, 2007, the SLC decided not to allow the Company’s former CEO and two former non-employee directors to exercise their vested options until March 31, 2008. Moreover, on January 30, 2008, the SLC extended, until August 1, 2008, the period during which the two former non-employee directors could exercise their vested options. On March 31, 2008, the SLC entered into an agreement with the Company’s former CEO allowing him to exercise all of his fully vested stock options. Under this agreement, he agreed that any shares obtained through these exercises or net proceeds obtained through the sale of such shares would be placed in an identified securities brokerage account and not withdrawn, transferred or otherwise removed without either (i) a court order granting him permission to do so or (ii) the written permission of the Company. On May 29, 2008, the SLC permitted one of the Company’s former non-employee directors to exercise his fully vested stock options without seeking the authorization of the SLC and entered into an agreement with the other former non-employee director on terms similar to the agreement entered into with the Company’s former CEO, allowing him to exercise all of his fully vested stock options without seeking the authorization from the SLC.

Because Trident’s stock price was lower than the prices at which the Company’s former CEO and each of the two former directors had desired to exercise their options, as indicated in previous written notices to the SLC, the Company recorded a contingent liability totaling $4.3 million, which was included in “Accrued expenses and other current liabilities” in the Condensed Consolidated Balance Sheets. On March 26, 2010, the claims by these two former non-employee directors against the Company, valued at approximately $1.5 million in the aggregate, were waived as part of a comprehensive settlement with the Company. However, because the derivative litigation is still pending with respect to Mr. Lin, who may seek compensation from us relating to the exercise of his fully vested stock options in the event that the Proposed Settlement entered into during February 2011 is either not finally approved by the federal court or successfully appealed thereafter; a $2.8 million contingent liability remained in “Accrued expenses and other current liabilities” in the Consolidated Balance Sheet as of December 31, 2010. See Note 6, “Shareholder Derivative Litigation” in “Commitment and Contingencies,” of Notes to Consolidated Financial Statements.

As of December 31, 2010, there was $7.1 million of total unrecognized compensation cost related to RSAs and RSUs granted under the Employee Stock Plans. This unrecognized compensation cost is expected to be recognized over a weighted average period of 2.0 years.

9. INCOME TAXES

The Company is required to recognize and measure all uncertain tax positions taken that may not be sustained, or may only be partially sustained, upon examination by the relevant taxing authorities.

The Company’s unrecognized tax benefits as of December 31, 2010 relate to various domestic and foreign jurisdictions. A reconciliation of the year ended December 31, 2010, six months ended December 31, 2009 and year ended June 30, 2009 reflects the amount of unrecognized tax benefits as follows:

	Year Ended December 31, 2010	Six Months Ended December 31, 2009	Year Ended June 30, 2009
Balance at beginning of period	$43,571	$42,366	$42,987
Increases related to current year tax positions	4,840	739	4,486
Increases (decreases) related to prior year tax positions	(12,543)	466	(4,767)
Expiration of the statute of limitations for the assessment of taxes	(952)	—	(340)

Balance at end of period	$34,916	$43,571	$42,366

Included in the unrecognized tax benefits of $34.9 million as of December 31, 2010 was $25.5 million of tax benefits that, if recognized, would reduce the Company’s annual effective tax rate. In addition to the unrecognized tax benefits noted above, the Company accrued $0.2 million of interest expense and penalties for the year ended December 31, 2010. In addition, the amounts associated with the interest and penalties for six months ended December 31, 2009 and year ended June 30, 2009 are immaterial.

The Internal Revenue Service has initiated an examination of the Company’s U.S. corporate income tax returns for the years ended December 31, 2009, June 30, 2009 and June 30, 2008. At this time, it is not possible to estimate the potential impact that the examination may have on income tax expense. Substantially all material foreign income tax matters have been concluded through calendar year 2003. Although timing of the resolution or closure on audits is highly uncertain, the Company believes it is reasonably possible that our unrecognized tax benefits could decrease between zero and $3 million within the next 12 months due to the outcome of certain tax audits or staute of limitations in foreign jurisdictions.

The Company has provided for U.S. federal and foreign withholding taxes on non-U.S. subsidiaries undistributed earnings of approximately $37 million as of December 31, 2010. No material provision has been made for taxes that might be payable upon remittance of the Company’s non U.S. subsidiaries undistributed earnings due to the accumulated deficit as of December 31, 2010.

Income (loss) before provision for income taxes is as follows:

	Year Ended	Six Months Ended
	December 31,	December 31,	Years Ended June 30,
	2010	2009	2009	2008
	(Dollars in thousands)
United States	$3,990	$(11,316)	$(20,374)	$(34,419)
Foreign	(131,783)	(28,082)	(44,345)	53,370

	$(127,793)	$(39,398)	$(64,719)	$18,951

The provision (benefit) for income taxes is comprised of the following:

	Year Ended December 31,	Six Months Ended December 31,	Years Ended June 30,
	2010	2009	2009	2008
	(Dollars in thousands)

Current:
Federal	$(6)	$(3)	$181	$311
State	12	1	1	1
Foreign	4,079	825	5,268	9,209

	$4,085	$823	$5,450	$9,521
Deferred:
Federal	—	—	—	—
State	—	—	—	—
Foreign	(2,989)	306	63	(722)

	(2,989)	306	63	(722)

	$1,096	$1,129	$5,513	$8,799

The deferred tax assets (liabilities) are comprised of the following:

	Year Ended December 31, 2010	Six Months Ended December 31, 2009	Year Ended June 30, 2009
	(Dollars in thousands)
Deferred income tax assets:
Research and development credits	$8,317	$13,861	$13,557
Net operating losses	6,907	7,962	5,665
Capital loss	609	9,424	9,424
Reserves and accruals	2,436	865	733
Other	4,769	4,484	5,091

Deferred income tax assets	23,038	36,596	34,470
Valuation allowance	(15,275)	(32,443)	(30,010)

Deferred income tax assets, net	7,763	4,153	4,460
Total deferred income tax liabilities:
Unremitted earnings of foreign subsidiaries	(3,806)	(3,981)	(3,981)

Total deferred income tax liabilities	(3,806)	(3,981)	(3,981)

Net deferred income tax assets	$3,957	$172	$479

As discussed in Note 13, on February 8, 2010, Trident issued 104,204,348 newly issued shares of Trident common stock to NXP, equal to 60% of the total outstanding shares of Trident common stock. The impact of this event reduced loss carry forwards from $142 million and $120 million for federal and state income tax purposes, respectively, to a range between $45 million and $18 million for each federal and state income tax purposes. Federal and state net operating losses will begin to expire in the year ending 2018 and 2012, respectively. Federal tax credit carry forwards were also reduced to $2.0 million. Federal tax credits will begin to expire in the year ending 2030. As of December 31, 2010, state tax credits of $12.1 million are available for carryforward indefinitely.

Recognition is prohibited of a deferred tax asset for excess tax benefits due to stock-based compensation deductions that have not yet been realized through a reduction in income taxes payable. As of December 31, 2010, the Company’s non-recognized deferred tax asset and the offsetting valuation allowance relating to excess tax benefits for stock-based compensation deductions was reduced from $33 million to $7 million also due to the NXP transaction and resulted 382 limitation as discussed above. Such unrecognized deferred tax benefits would have been accounted for as a credit to additional paid-in capital, if and when realized, through a reduction in income taxes payable.

The reconciliation of the income tax provisions computed at the United States federal statutory rate to the effective tax rate for the recorded provision for income taxes is as follows:

	Year Ended December 31,	Six Months Ended, December 31,	Years Ended June 30,
	2010	2009	2009	2008
Federal statutory rate	35.0%	35.0%	35.0%	35.0%
State taxes, net of federal tax benefit	5.4	5.7	7.0	11.7
Research and development credit	(4.3)	0.7	1.2	(3.5)
Foreign rate differential	(36.9)	(27.8)	(32.2)	(53.8)
Valuation allowance	(2.6)	(15.4)	(28.7)	19.7
Permanent differences	3.4	0.0	7.4	35.7
Other	(0.9)	(1.1)	1.8	1.6

Effective income tax rate	(0.9)%	(2.9)%	(8.5)%	46.4%

10. BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year Ended December 31,	Six Months Ended December 31,	Years Ended June 30,
	2010	2009	2009	2008
	(Dollars in thousands, except per share data)
Net income (loss)	$(128,889)	$(40,527)	$(70,232)	$10,152
Shares used in computing basic per share amounts	163,438	69,372	62,535	59,367
Dilutive potential common shares	—	—	—	3,384

Shares used in computing diluted per share amounts	163,438	69,372	62,535	62,751

Net income (loss) per share:
Basic	$(0.79)	$(0.58)	$(1.12)	$0.17

Diluted	$(0.79)	$(0.58)	$(1.12)	$0.16

Potentially dilutive securities(1)	5,027	6,690	6,868	4,916

(1)	Dilutive potential common shares consist of stock options. Warrants, restricted stock awards, and restricted stock units are excluded because their effect would have been anti-dilutive. The potentially dilutive common shares are excluded from the computation of diluted net income (loss) per share for the above periods because their effect would have been anti-dilutive.

11. FAIR VALUE MEASUREMENTS

Effective July 1, 2008, the Company adopted new fair value accounting guidance. The adoption of the guidance was limited to financial assets and liabilities and did not have a material effect on the Company’s financial condition or results of operations.

The guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact business and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

All of the Company’s available-for-sale investments and non-marketable equity securities are subject to a periodic impairment review. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. This determination requires significant judgment. For publicly traded investments, impairment is determined based upon the specific facts and circumstances present at the time, including a review of the closing price over the previous six months, general market conditions and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for recovery. For non-marketable equity securities, the impairment analysis requires the identification of events or circumstances that would likely have a significant adverse effect on the fair value of the investment, including revenue and earnings trends, overall business prospects and general market conditions in the investees’ industry or geographic area. Investments identified as having an indicator of impairment are subject to further analysis to determine if the investment is other-than-temporarily impaired, in which case the investment is written down to its impaired value.

Cost-based investments are subject to periodic impairment review. In determining that a decline in value of one of our investments has occurred during the period ended December 31, 2009 and is other than temporary, an assessment was made by considering available evidence, including the general market conditions, the Company’s financial condition, near-term prospects, market comparables and subsequent rounds of financing. The valuation also takes into account the capital structure, liquidation preferences for its capital and other economic variables. The valuation methodology for determining the decline in value of non-marketable equity securities is based on inputs that require management judgment.

Assets Measured at Fair Value on a Recurring Basis

The following table presents the Company’s financial assets, measured at fair value, as of December 31, 2010:

	Fair Value Measurement at Reporting Date
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Money market funds invested in U.S. Treasuries(1)	$30,998	$30,998	$—	$—

Total	$30,998	$30,998	$—	$—

The following table presents the Company’s financial assets, measured at fair value, as of December 31, 2009:

	Fair Value Measurement at Reporting Date
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Money market funds invested in U.S. Treasuries(1)	$61,613	$61,613	$—	$—

Total	$61,613	$61,613	$—	$—

(1)	Included in Cash and cash equivalents on the Company’s Consolidated Balance Sheets.

12. RESTRUCTURING

During the first quarter of 2010, the Company began procedures to streamline its operations. As a result of this decision, the Company recorded for the year ended December 31, 2010 $28.3 million of restructuring expenses related to severance, related employee benefits and closure of certain facilities. Included in restructuring expenses for the year ended December 31, 2010 is $6.5 million of costs related to the closure of the Company’s Munich office. Current restructuring plans were substantially completed by the end of the year; however, some restructuring activity is likely to extend into 2011. Restructuring charges are recorded under “Restructuring charges” in the Company’s Consolidated Statement of Operations.

Prior to the close of the Company’s acquisition of selected assets and liabilities of NXP’s television systems and set-top box business lines, NXP initiated a restructuring plan pursuant to which the employment of some NXP employees was terminated upon the close of the merger. The Company has determined that the restructuring plan was a separate plan from the business combination because the plan to terminate the employment of certain employees was made in contemplation of the acquisition. Therefore, a severance cost of $3.6 million was recognized by the Company as an expense on the acquisition date and is included in the total restructuring charge of $28.3 million for the year ended December 31, 2010. The $3.6 million of severance cost was paid by NXP after the close of the acquisition, effectively reducing the purchase consideration transferred. See Note 13, “Business Combinations,” of Notes to Consolidated Financial Statements.

The following table presents the changes in the Company’s restructuring accrual for the periods presented below:

	Year Ended December 31,	Six Months Ended December 31,	Years Ended June 30,
	2010	2009	2010	2009
	(In thousands)
Restructuring liabilities, beginning of period	$—	$—	$—	$—
Severance and related charges	28,261	1,558	810	—
Net cash payments	(23,743)	(1,558)	(810)	—

Restructuring liabilities, end of period	$4,518	$—	$—	$—

13. BUSINESS COMBINATIONS

Acquisition of the television systems and set-top box business lines from NXP B.V.

On February 8, 2010, the Company and its wholly-owned subsidiary Trident Microsystems, (Far East), Ltd., or TMFE, a corporation organized under the laws of the Cayman Islands, completed the acquisition of the television systems and set-top box business lines from NXP B.V., a Dutch besloten vennootschap. As a result of the acquisition, the Company issued 104,204,348 shares of Trident common stock to NXP, equal to 60% of the Company’s total outstanding shares of Common Stock, after giving effect to the share issuance to NXP, in exchange for the contribution of selected assets and liabilities of the television systems and set-top box business lines from NXP and cash proceeds in the amount of $44 million. In accordance with U.S. generally accepted accounting principles, the closing price on February 8, 2010, of $1.81 per share, was used to value Trident Microsystems common stock issued which is traded in an active market and considered a Level 1 input. In addition, the Company issued to NXP four shares of a newly created Series B Preferred Stock or the “Preferred Shares.”

The acquisition was accounted for using the purchase method of accounting, and the Company was deemed to be the acquirer in accordance with applicable accounting guidance. The determination that Trident was the accounting acquirer was based on a review of all pertinent facts and circumstances. The following key factors of the acquisition transaction were considered by the Company to conclude that Trident was the acquirer:

The composition of the governing body of the combined entity — Major decisions require the approval of at least two-thirds of the members of Trident’s Board of Directors. Five of the nine members of the Board of Directors following the closing of the acquisition were legacy Trident directors.

The composition of senior management of the combined entity — The senior management of the Company following the acquisition was primarily composed of members of the Company’s pre-acquisition senior management.

The relative voting rights in the combined entity after the business combination — NXP’s voting rights are limited, such that if all outstanding shares of Common Stock of Trident not held by NXP (i.e., 40% of the Common Stock) vote all 40% in favor of a stockholder proposal, then NXP is limited to voting 30% of the outstanding shares against the proposal, and the remaining 30% of the Common Stock of Trident held by NXP must be voted either (a) in accordance with the non-NXP stockholders, in this case for such proposal, or (b) in accordance with the recommendation of the Board of Directors as approved by a majority of the non-NXP members of the Trident Board of Directors.

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest — NXP may vote 30% of the outstanding shares freely, with the remaining 30% of shares owned by NXP restricted to voting either (a) in accordance with the recommendation of the Board of Directors as approved by a majority of the non-NXP directors, or (b) in the same proportion as the votes cast by all other stockholders.

The terms of the exchange of equity interests — The acquisition represented the purchase of a relatively small portion of the total NXP business.

Based upon the analysis of all relevant facts and circumstances, most notably the factors described above, the Company determined that the preponderance of such factors indicated that Trident was the acquiring entity.

The following is the consideration transferred by the Company representing the total purchase price:

	Shares	Amount
	(In thousands)
Issuance of Trident common shares to NXP	104,204,348	$188,610
Issuance of Trident preferred shares to NXP	4	—
Purchase of Trident common shares by NXP		(30,000)
Net cash payment by NXP		(14,235)
Contingent returnable consideration(a)		(3,588)

Acquisition date fair value of total consideration transferred		$140,787

The final purchase price of $140.8 million was allocated to the net tangible and intangible assets acquired and liabilities assumed as follows:

Amount
(In thousands)
Assets acquired:
Cash	$2,145
Prepaid expenses and other current assets	14,375
Inventory notes receivable(b)	39,900
Fixed assets(c)	10,487
Non-current assets	4,500
Service agreements(d)	16,000
Acquired intangible assets(e)	117,000
Deferred tax asset(f)	796

Liabilities assumed:
Accrued liabilities	(16,199)
Non-current liabilities	(4,815)

Fair market value of the net assets acquired	184,189
Gain on acquisition(g)	(43,402)

Total purchase price	$140,787

Under the purchase method of accounting, the total purchase price is allocated to the net tangible and identifiable intangible assets acquired and liabilities assumed in connection with the acquisition based on their fair value as of the closing of the acquisition. Total acquisition related expenses incurred through March 31, 2010, recorded as operating expenses, were approximately $11.7 million. Assets acquired in the acquisition as of February 8, 2010 were reviewed and adjusted, if required, to their fair value.

The Company utilized a methodology referred to as the income approach, which discounts expected future cash flows to present value. The discount rate used in the present value calculations was derived from a weighted-average cost of capital analysis, adjusted to reflect additional risks.

(a)	Prior to the close of the Acquisition, NXP initiated a restructuring plan pursuant to which the employment of some NXP employees was terminated upon the close of the Acquisition. The Company has determined that the restructuring plan was a separate plan from the business combination because the plan to terminate the employment of certain employees was made in contemplation of the Acquisition. Therefore, the full severance cost of $3.6 million was recognized by the Company as an expense on the Acquisition close date. The entire severance cost was paid by NXP after the close of the Acquisition, was reflected under applicable accounting guidance as contingent returnable consideration, effectively reducing the purchase consideration transferred.
(b)	As of the effective date of the asset acquisition, the Company acquired two inventory notes receivable (the “Note” or “Notes”). The first Note is for $19.1 million and allowed the Company to purchase finished goods inventory on March 22, 2010.

The second Note is for $20.8 million and allows the Company to purchase work-in-process inventory on the readiness of the Company’s enterprise resource planning system which is projected to be implemented in fiscal 2012. For additional details related to notes receivable, see Note 15, “Related Party Transactions,” of Notes to Consolidated Financial Statements.

(c)	Fixed assets (property and equipment) were measured at fair value and could include assets that are not intended to be used in their highest and best use. The Company’s fixed assets were reduced by $1.4 million, resulting from new information received by the Company subsequent to filing the Company’s Form 10-Q for the three months ended March 31, 2010.
(d)	Service agreements were measured at fair value and these acquired assets are amortized over the remaining life of the agreement or up to 33 months from the closing date of the transaction. These service agreements include manufacturing and distributor agreements and other services from NXP. The other services include payroll processing, benefits administration, accounting, information technology and real estate administration.
(e)	Identifiable intangible assets were measured at fair value and could include assets that are not intended to be used in their highest and best use. Developed technology consisted of products which have reached technological feasibility. The value of the developed technology was determined by using the discounted income approach.

Customer relationships relate to the Company’s ability to sell existing and future versions of products to existing NXP customers. The fair value of the customer relationships was determined by using the discounted income approach.

Patents represent various patents previously owned by NXP. The fair value of patents was determined by using the royalty relief method and estimating a benefit from owning the asset rather than paying a royalty to a third party for the use of the asset.

The backlog fair value represents the value of the standing orders for the products acquired in the acquisition as of the close of the acquisition.

The acquired intangible assets, their fair values and weighted average amortized lives, are as follows (dollars in thousands):

	Fair Value	Weighted Average Amortized Life
Backlog	$15,000	0.5 years
Customer relationships	23,000	2.24 years
Developed technology	48,000	3.0 years
Patents	13,000	4.5 years
In-process research and development	18,000

	$117,000

In-process research and development, or IPR&D, consisted of the in-process set-top box projects awaiting completion development at the time of the acquisition. The value assigned to IPR&D was determined by considering the importance of products under development to the overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. Acquired IPR&D assets were initially recognized at fair value and are classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. Efforts necessary to complete the in-process research and development include additional design, testing and feasibility analyses.

The values assigned to IPR&D were based upon discounted cash flows related to the future products’ projected income stream. The discount rate of 33.9% used in the present value calculations were derived from a weighted average cost of capital, adjusted upward to reflect the additional risks inherent in the development life cycle, including the useful life of the technology, profitability levels of the technology, and the uncertainty of technology advances that are known at the date of acquisition.

The following table summarizes the significant assumptions at the acquisition date underlying the valuations of IPR&D for the NXP acquisition completed on February 8, 2010:

		February 8, 2010
Set-Top Box Development Projects	Fair Value	Estimated Cost to Complete	Expected Commencement Date of Significant Cash Flows
	(In thousands)
Apollo/Shiner	$8,856	$1,400	Completed
Kronos	7,731	1,800	February 2012
Other	1,413	2,700	February 2013

Total	$18,000	$5,900

The Company received and sampled first silicon on the Apollo/Shiner product and in November 2010 determined that the project is complete. Minor validation and testing work will continue prior to achieving high volume production which is anticipated to occur in 2011. The asset was re-designated a finite-lived intangible asset within the core technology category and amortization of the asset commenced in November 2010 over an expected useful live of 3 years. The Company continues to develop the Kronos and other product lines with the expectation the products will be fully developed in 2012 and 2013, respectively.

(f)	The Company’s deferred tax assets were reduced by $3.7 million, resulting from new information received by the Company subsequent to filing the Company’s Form 10-Q for the three months ended March 31, 2010.
(g)	The preliminary purchase price allocation, associated with the acquisition of the television systems and set-top box business lines from NXP, assigned $48.5 million to gain on acquisition. Subsequently, in accordance with applicable accounting guidance, the gain on acquisition was reduced by $5.1 million and the Company’s deferred tax assets and fixed assets were reduced by $3.7 million and $1.4 million, respectively, resulting from new information received by the Company subsequent to filing the Company’s Form 10-Q for the three months ended March 31, 2010.

The Company used the income approach to determine fair value of the assets. The key factor that led to the recognition of a gain on acquisition was a decline of $54.2 million in the fair value of Trident’s common stock purchase consideration between the date that the definitive agreement was signed on October 4, 2009 (based on a closing price of $2.33 per share) and the acquisition date of February 8, 2010 (based on a closing price of $1.81 per share), as determined in accordance with applicable accounting guidance.

Frame Rate Converter, Demodulator and Audio Decoder product lines of the Consumer Division of Micronas Semiconductor Holding AG

On May 14, 2009, the Company completed its acquisition of the selected assets of the FRC, DRX, and audio product lines of Micronas (the “Micronas Assets”). In connection with the acquisition, the Company issued 7.0 million shares of its common stock, representing approximately 10% of its outstanding common stock, and warrants to acquire up to 3.0 million additional shares of its common stock, with a fair value of approximately $12.1 million and incurred approximately $5.2 million of acquisition-related costs and liabilities, for a total purchase price of approximately $17.3 million.

Micronas agreed to sublease 17,000 square feet of the office spaces located in Munich, Germany to the Company. The Company used the office spaces for general and administration, research and engineering services. The Munich office was closed during 2010 and the Company incurred a restructuring charge of $1.1 million representing the remaining lease payment obligation.

The acquisition was accounted for using the purchase method of accounting in accordance with applicable accounting guidance. Under the purchase method of accounting, the total purchase price, discussed below, is allocated to the net tangible and identifiable intangible assets of the Micronas Assets acquired in connection with the acquisition based on their fair value as of the closing of the acquisition.

The total purchase price for the acquisition is as follows (in thousands):

Fair value of common stock	$10,668
Acquisition-related costs	4,136
Fair value of common stock warrants	1,419
In-process research and development	697
Value added taxes	336
Cash paid in exchange for outstanding shares of Micronas Netherlands B.V	10

Total purchase price	$17,266

The fair value of common stock issued in the acquisition was valued at $1.524 per share using an average of Trident’s closing share prices beginning two trading days before and ending two trading days after the acquisition was announced, which was March 31, 2009. The warrants were valued using the Black-Scholes option pricing model with the following inputs: volatility factor 68%, expected life of 5 years, risk-free interest rate of 1.98%, and a market value for Trident common stock of $1.43 per share at the acquisition date, May 14, 2009.

Purchase Price Allocation

The allocation of the purchase price of the tangible and identifiable intangible assets acquired and liabilities assumed in the acquisition was based on their fair values. The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill. Under the purchase method of accounting, the total purchase price was allocated to net tangible and identifiable intangible assets acquired based on their fair values as of the date of the completion of the acquisition as follows (in thousands):

Tangible assets acquired:
Cash and cash equivalents		$142
Accounts receivable		259
Other current assets		97
Property and equipment		4,818
Deferred tax assets		175
Liabilities assumed:
Accounts payable		(133)
Accrued liabilities		(366)
Above market lease liability		(356)

Net tangible assets acquired		4,636
Amortizable intangible assets acquired:	Useful life
Core technology	3 years	4,059
Backlog	13 months	166
Goodwill	Indefinite	7,708
In-process research and development		697

Total purchase price allocation		$17,266

Assets acquired and liabilities assumed in the acquisition as of May 14, 2009 were reviewed and adjusted, if required, to their fair value. Existing technology consists of products that have reached technological feasibility. The Company valued the core technology utilizing a discounted cash flow (“DCF”) model, which uses forecasts of future revenues and expenses related to the products that use the technology. Backlog valued at $0.2 million represented the value of the standing orders for the products acquired in the acquisition as of the close of the acquisition. Backlog was valued using a DCF model. Of the total purchase price, $0.7 million has been allocated to in-process research and development (“IPR&D”) and was expensed during the year ended June 30, 2009. IPR&D relates to expense spent on masks and tools, which has no alternative future use and was completed after the announcement date but prior to the closing date.

Of the total purchase price, $7.7 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. The technology acquired in the acquisition will provide a greater diversity of products and enhanced research and development capabilities, which will allow the Company to pursue expanded market opportunities. These opportunities, along with the ability to leverage the existing workforce acquired in the acquisition, were the significant contributing factors to the establishment of the purchase price, resulting in the recognition of a significant amount of goodwill. In accordance with applicable guidance, goodwill is not amortized but will be reviewed at least annually for impairment or more frequently if certain triggering events occur. In the event that management determines the value of goodwill has become impaired, the Company will incur an expense in the amount of the impairment during the quarter in which the determination is made. See Note 4, “Goodwill and Intangible Assets,” Notes to Consolidated Financial Statements of Notes to Consolidated Financial Statements for additional details. The Company performed its annual goodwill impairment analysis in the quarter ended June 30, 2010 and recorded an impairment charge of $7.9 million, due to the excess of the carrying value over the estimated market value for the television systems operating segment.

Goodwill and amortization of intangibles are not tax deductible. The estimated future amortization expense of the Company’s purchased finite-lived intangible assets acquired is as follows (amounts in thousands):

Amount
Year ended December 31, 2011	$1,353
Year ended December 31, 2012	$504

Total	$1,857

Unaudited Pro Forma Financial Information

The following table summarizes unaudited pro forma financial information for the years ended December 31, 2010 and 2009 assuming the business combinations had been consummated at the beginning of the periods presented. This pro forma financial information is for informational purposes only and does not reflect any operating efficiencies or inefficiencies which may result from the business combination and therefore is not necessarily indicative of results that would have been achieved had the businesses been combined during the periods presented (amounts in thousands, except per share date):

	Years Ended December 31,
	2010	2009
	(Unaudited)
Pro forma net revenues	$604,616	$579,959
Pro forma net loss	(126,813)	(278,860)
Pro forma net loss per share
— basic and diluted	(0.73)	(1.63)

All of the Company’s identifiable intangible assets from its acquisitions, including backlog, core and developed technology acquired and customer relationships are subject to amortization. The weighted average useful lives of acquired intangibles are approximately 4 to 5 years for core technology, 2-3 years for customer relationships, and approximately 1 year for backlog, 4 to 5 years for patents and the contractual term for service agreements. See Note 4, “Goodwill and Intangible Assets,” of Notes to Consolidated Financial Statements for additional details.

14. GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

The Company operates in one reportable segment called digital media solutions. The Company has two operating segments, television systems and set-top boxes, aggregated as one reportable segment. The digital media solutions business segment designs, develops and markets integrated circuits for digital media applications, such as digital television and liquid crystal display, or LCD, television. Generally accepted accounting principles in the United States of America establish standards for the way public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. The accounting guidance also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company’s Chief Executive Officer, who is considered to be the chief operating decision maker, reviews financial information presented on an operating segment basis for purposes of making operating decisions and assessing financial performance.

Geographic Information

Revenues by region are classified based on the locations of the customer’s principal offices even though customers’ revenues are attributable to end customers that are located in a different location. The following is a summary of the Company’s net revenues by geographic operations:

	Year Ended	Six Months Ended
	December 31,	December 31,	Years Ended June 30,
Revenues:	2010	2009	2009	2008
	(Dollars in thousands)	(Dollars in thousands)
Japan	$69,941	$5,257	$41,615	$91,306
Europe	138,309	17,557	13,841	53,801
Asia Pacific	120,659	11,317	14,061	32,618
South Korea	188,365	28,353	5,819	79,608
Americas	39,924	527	425	605

Total revenues	$557,198	$63,011	$75,761	$257,938

The Company’s long-lived assets are located in the following countries:

	Year Ended December 31, 2010	Year Ended December 31, 2009
	(Dollars in thousands)
China	$21,422	$21,277
Europe	3,076	3,361
Americas	5,068	1,050
Taiwan	760	465
Asia Pacific	1,240	15

Total	$31,566	$26,168

Major Customers

The following table shows the percentage of the Company’s revenues for the year ended December 31, 2010, the six months ended December 31, 2009 and the years ended June 30, 2009 and 2008 that was derived from customers who individually accounted for more than 10% of revenues in that period.

	Year Ended December 31,	Six Months Ended December 31,	Year Ended June 30,
	2010	2009	2009	2008
Revenue:
Samsung	21%	29%	*	29%
Philips	13%	10%	10%	19%
LG	*	15%	*	*
Midoriya (supplier to Sony)	*	*	38%	28%
Sharp	*	*	11%	*

*	Less than 10% of net revenues

As of December 31, 2010, the Company had a high concentration of accounts receivable with Philips Group which accounted for 20% of gross accounts receivable.

15. RELATED PARTY TRANSACTIONS

NXP

In connection with the NXP acquisition, the Company acquired two inventory notes receivable. The first Note bears interest at an annual interest rate of 2.75%, and the second Note bears interest at a rate per annum of 250 basis points in excess of the 3-month LIBOR rate. The Company settled the first Note, totaling $19.0 million, during the three months ended June 30, 2010, of which $11.6 million was settled in finished goods inventory, and $7.4 million was settled in cash. The Company received the cash during the quarter ended September 30, 2010. The Company expects the second Note to be settled in 2011.

Total purchases from NXP for the year ended December 31, 2010 were $309.9 million. Total purchases for the year ended December 31, 2010 include approximately $25.7 million of transition services and approximately $284.2 million of primarily product purchases. As of December 31, 2010, the outstanding accounts payable to NXP was $25.8 million, the outstanding accounts receivable from NXP was $7.3 million and the outstanding long-term receivable from NXP was $1.5 million. At December 31, 2010, the Company had a note receivable from NXP of $20.9 million associated with inventory purchases from NXP, of which the entire balance was a current asset on the Company’s Consolidated Balance Sheet. During the period from February 8, 2010 to March 22, 2010, the Company and NXP had a commissionaire’s agreement whereby NXP acted on the Company’s behalf for product sales. Total revenue during this period was $51.8 million, all of which was paid in the three months ended September 30, 2010. The accounts receivable from NXP of $7.3 million at December 31, 2010, was not related to the sales of product.

In connection with the Acquisition, the Company and NXP entered into the following agreements, each effective as of February 8, 2010:

•

Intellectual Property Transfer and License Agreement: Under this agreement, between TMFE and NXP, NXP has transferred to a newly formed Dutch besloten vennootschap acquired by TMFE, or Dutch Newco, certain patents, software and technology, including those exclusively related to the acquired business lines. Pursuant to the terms of the agreement, NXP has granted a license to Dutch Newco to certain patents, software and technology used in other parts of NXP’s business and Dutch Newco has granted a license back to NXP to certain of the patents, software and technology.

•

Stockholder Agreement: This agreement, between the Company and NXP, sets forth the designation of nominees to the Trident Board, providing certain restrictions on the right of NXP to freely vote its shares of Trident common stock received pursuant to the Share Exchange Agreement, and providing a two year lock up during which NXP cannot transfer its shares of Trident common stock, subject to certain exceptions, including transfers to affiliates. In addition, under this agreement, NXP has agreed to standstill restrictions for nine years, including restrictions on the future acquisition of Trident securities, participation in a solicitation of proxies, and effecting or seeking to effect a change of control of Trident. The NXP Stockholder Agreement also sets forth certain major decisions that may only be taken by the Trident Board upon a supermajority vote of two-thirds of the directors present. The NXP Stockholder Agreement provides NXP with certain demand and piggy-back registration rights related to the Shares, and grants certain preemptive rights to NXP with respect to future issuances of Trident common stock.

•

Transition Services Agreement: Under this agreement, NXP agrees to provide to Trident for a limited period of time specified transition services and support, including order fulfillment and delivery; accounting services and financial reporting services; human resources management (including compensation and benefit plan management, payroll services and training); pensions; office and infrastructure services (including access to certain facilities for a limited period of time); sales and marketing support; supply chain management (including logistics and warehousing); quality control; financial administration; ICT hardware and ICT software and infrastructure; general IT services; export, customs and licensing services; and telecommunications. Depending on the service provided, the term ranges from three to 18 months, provided that the services for IT and ITC could continue into the fourth quarter of 2011.

•

Manufacturing Services Agreement: Under this agreement, contract manufacturing services are to be provided by NXP for a limited period of time for finished goods as well as certain front end, back end and other related manufacturing services for products acquired by Trident. The term of the agreement ends following the readiness of the Company’s enterprise resource planning system, which is currently projected to be implemented in fiscal 2012.

•

Contract Services Agreement: Under this agreement, certain employees of NXP are to provide contract services to Trident for a limited period of time for services including R&D, IP development, design in support and account management, as well as support for the transition of these activities to Trident personnel. Depending on the service provided, the term ranges from 2 to 12 months.

The total remaining payment obligation for services through the end of the terms of these agreements was approximately $0.6 million as of December 31, 2010.

Micronas

Total purchases from Micronas for the year ended December 31, 2010, were $28.0 million. As of December 31, 2010, the outstanding accounts payable to Micronas was $1.1 million. Total purchases from Micronas for the six months ended December 31, 2009, were $16.2 million. As of December 31, 2009, the outstanding accounts payable to Micronas was $2.4 million, and the outstanding accounts receivable from Micronas was $0.3 million.

See Note 13, “Business Combinations,” of Notes to Condensed Consolidated Financial Statements, which provides a summary of the related party agreements entered into with Micronas due to the acquisition of the FRC, DRX, and Audio Decoder product lines from Micronas on May 14, 2009.

16. EMPLOYEE BENEFIT PLANS

Employee Benefit Plans

The Company’s Israeli subsidiary has a pension and severance investment plan pursuant to which the Company is required to make pension and severance payments to its retired or former Israeli employees, and in certain circumstances, other Israeli employees whose employment is terminated. The Company’s severance investment plan liability is calculated based on the salary of employees multiplied by years of service, and the resulting balance of $3.1 million is included in other non-current liabilities on the Company’s Consolidated Balance Sheets. A corresponding asset of $3.1 million is included in other assets, on the Company’s Consolidated Balance Sheets. The underfunded balance of this plan was $0.06 million as of December 31, 2010.

The Company’s India subsidiary has a gratuity plan and a compensated absence plan pursuant to which the Company is required to make payments. The Company’s liability for gratuity plan is calculated based on the salary of employees multiplied by years of service. The Company’s liability for the compensated absence plan is calculated based on the daily salary of the employees multiplied by 30 days of compensated absence. The resulting balances of $0.6 million is included in other non-current liabilities on the Company’s Consolidated Balance Sheets. A corresponding asset of $0.5 million is included in other assets, on the Company’s Consolidated Balance Sheets. The underfunded balance of these plans was $0.1 million as of December 31, 2010.

Employee 401(k) Plan

The Company sponsors the Trident Microsystems, Inc. 401(k) Retirement Plan (the “Retirement Plan”) — a defined contribution plan that is available to substantially all of its employees in the United States. Under Section 401(k) of the Internal Revenue Code, the Retirement Plan allows for tax-deferred salary contributions by eligible employees. Participants can contribute from 1% to 25% of their annual compensation to the Plan on a pretax and after-tax basis. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Code. The Company matches eligible participant contributions at 25% of the first 5% of eligible base compensation (for those employees with one or more years of service with the Company). The Retirement Plan allows employees who meet the age requirements and reach the Plan contribution limits to make a catch-up contribution not exceed the lesser of 50% of their eligible compensation or the limit set forth in the Internal Revenue Code. The catch-up contributions are not eligible for matching contributions. All matching contributions vest immediately. The Company’s matching contributions to the Plan totaled $0.3 million for the year ended December 31, 2010 and $0.05 million for the six months ended December 31, 2009 and each of the years ended June 30, 2009 and 2008. During January 2010, the Company changed the fiscal year of the Retirement Plan from June 30 to December 31.

17. SUBSEQUENT EVENTS

Executive Severance Agreements

On January 20, 2011, the Company and its former President, Christos Lagomichos, entered into a Confidential Retirement Agreement and Release of Claims. Under the terms of the agreement, the Company will pay Mr. Lagomichos a lump sum payment of approximately $1.3 million, subject to applicable withholding. In addition, the Company will pay certain premiums for coverage under COBRA. In consideration of these benefits, Mr. Lagomichos granted the Company a release of claims.

On February 10, 2011, the Company and its former Chief Executive Officer, Sylvia Summers, entered into a Resignation Agreement and Release of Claims. Under the terms of the agreement, the Company will pay Ms. Summers a lump sum payment of $1.3 million, subject to applicable withholding. In addition, the vesting of any equity awards that might vest within twelve months will be accelerated and the Company will pay certain premiums for coverage under COBRA. In consideration of these benefits, Ms. Summers granted the Company a release of claims.

Bank Line Of Credit

On February 9, 2011, the Company, TMFE and Trident Microsystems (HK) Ltd., or TMHK, entered into a $40 million revolving line of credit agreement with Bank of America, N.A., to finance working capital. Borrowings under the agreement will bear interest at the base rate, as defined in the agreement, plus a margin ranging from 1.50% to 3.00% per annum, or at the option of the Company, rates based on LIBOR plus a margin ranging from 2.25% to 3.75% per annum. Under the credit agreement, the Company may access credit based upon a certain percentage of its eligible accounts receivable outstanding, subject to eligibility requirements, limitations and covenants. The credit agreement contains both affirmative and negative covenants, including covenants that limit or restrict the Company’s ability to, among other things, incur indebtedness, grant liens, make capital expenditures, merge or consolidate, dispose of assets, pay dividends or make distributions, change the method of accounting, make investments and enter into certain transactions with affiliates, in each case subject to materiality and other qualifications, baskets and exceptions customary for a credit agreement of this size and type. The credit agreement also contains a financial covenant that requires the Company to maintain a specified fixed charge coverage ratio if either the Company’s liquidity or availability under the credit agreement drops below certain thresholds.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the Company’s quarterly consolidated results of operations (unaudited) for the year ended December 31, 2010 and 2009. The sum of quarterly net loss per share, basic and diluted, may not equal total net loss per share, basic and diluted, due to variation in shares outstanding.

TRIDENT MICROSYSTEMS, INC.

	Year Ended December 31, 2010
	Quarter Ended March	Quarter Ended June	Quarter Ended September	Quarter Ended December	Total
	(Dollars in thousands, except per share amounts)
Net revenues	$90,404	$171,648	$176,568	$118,578	$557,198

Gross profit	$13,786	$32,901	$48,170	$22,706	$117,563

Net loss	$(8,779)	$(48,817)	$(17,514)	$(53,779)	$(128,889)

Net loss per share — Basic:	$(0.07)	$(0.28)	$(0.10)	$(0.31)	$(0.79)

Net loss per share — Diluted:	$(0.07)	$(0.28)	$(0.10)	$(0.31)	$(0.79)

Shares used in computing net loss per share — Basic	129,969	174,018	174,553	174,772	163,438

Shares used in computing net loss per share — Diluted	129,969	174,018	174,553	174,772	163,438

On February 8, 2010, the Company and its wholly-owned subsidiary Trident Microsystems, (Far East), Ltd., or TMFE, a corporation organized under the laws of the Cayman Islands, completed the acquisition of the television systems and set-top box business lines from NXP B.V., a Dutch besloten vennootschap; or NXP. As a result of the acquisition, the Company issued 104,204,348 shares of Trident common stock to NXP, or Shares, equal to 60% of the Company’s total outstanding shares of Common Stock, after giving effect to the share issuance to NXP, in exchange for the contribution of selected assets and liabilities of the television systems and set-top box business lines from NXP and cash proceeds in the amount of $44 million. In accordance with U.S. generally accepted accounting principles, the closing price on February 8, 2010 was used to value Trident Microsystems common stock. In addition, the Company issued to NXP four shares of a newly created Series B Preferred Stock or the “Preferred Shares.” The purchase price and fair value of the consideration transferred by Trident was $140.8 million.

TRIDENT MICROSYSTEMS, INC.

	Year Ended December 31, 2009
	Quarter Ended March	Quarter Ended June	Quarter Ended September	Quarter Ended December	Total
	(Dollars in thousands, except per share amounts)
Net revenues	$6,852	$14,912	$31,093	$31,918	$84,775

Gross profit	$461	$4,622	$10,501	$5,245	$20,829

Net loss	$(16,604)	$(21,075)	$(17,156)	$(23,371)	$(78,206)

Net loss per share — Basic and Diluted:	$(0.27)	$(0.32)	$(0.25)	$(0.34)	$(0.48)

Shares used in computing net loss per share — Basic and Diluted a	61,829	65,565	69,237	69,506	163,438

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Trident Microsystems, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholders’ equity and comprehensive income present fairly, in all material respects, the financial position of Trident Microsystems, Inc. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for the year ended December 31, 2010, the six months in the period ended December 31, 2009 and for each of the two years in the period ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations in the six months ended December 31, 2009.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 4, 2011